    As filed with the Securities and Exchange Commission on January 14, 2000
                                                Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    Form S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                ---------------
                              Hooper Holmes, Inc.
             (Exact name of registrant as specified in its charter)

                New York                               22-1659359
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

                               170 Mt. Airy Road
                        Basking Ridge, New Jersey 07920
                                 (908) 766-5000
   (Address, including zip code, and telephone number of Principal Executive
                                    Offices)

                                ---------------

                          Robert William Jewett, Esq.
                               170 Mt. Airy Road
                            Basking Ridge, NJ 07920
                                 (908) 766-5000
           (Name, address and telephone number of Agent for Service)

                                With a Copy to:
         Terence P. Quinn, Esq.                   Nick H. Varsam, Esq.
         Steptoe & Johnson LLP                       Bryan Cave LLP
       1330 Connecticut Avenue NW         One Metropolitan Square, Suite 3600
          Washington, DC 20036                  St. Louis, MO 63102-2750
             (202) 429-8167                          (314) 259-2000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with the dividend or interest reinvestment plans, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statements for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

Title of Each Class               Proposed Maximum Proposed Maximum
   of Securities     Amount to be  Offering Price      Aggregate        Amount of
 to be Registered     Registered      Per Unit      Offering Price   Registration Fee
-------------------------------------------------------------------------------------
Common Stock          3,450,000     $23.0625(1)    $79,565,625.00(1)  $21,006.00(1)

--------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457, based upon the average of the high and low sales prices of the common stock of the registrant as reported on the American Stock Exchange on January 11, 2000.

                                ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 14, 2000

                                3,000,000 Shares


                            [LOGO] HOOPER HOLMES(TM)


                                  Common Stock

                                  -----------

  We are offering 3,000,000 shares. Our common stock is listed on the American Stock Exchange under the symbol "HH." On January 12, 2000, the last reported sale price of our common stock on the American Stock Exchange was $23.50 per share.

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 7.

                                  -----------

                              PRICE $    PER SHARE

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Public offering price...........................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Hooper Holmes.....................   $       $

  We and the selling stockholders have granted the underwriters the right to purchase up to 450,000 additional shares of common stock to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or
about              , 2000.

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

A.G. Edwards & Sons, Inc.
         Dain Rauscher Wessels
                   The Robinson-Humphrey Company
                                             SG Cowen

                        Prospectus dated          , 2000

A map of the United
States showing the
location of our branch
offices and contract
affiliate offices is
pictured here with the
following caption:

"Our network of over 300
branch and contract
affiliate offices
throughout the nation
provides accessibility
for customers and
convenience for
insurance applicants."

Another picture of an
examiner walking out the
door of a Hooper Holmes
office is pictured here
with the caption:

"Our mobile examiner visits the applicant's location."

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the documents incorporated by reference into it, particularly the section entitled "Risk Factors" and the consolidated financial statements and notes to the consolidated financial statements. In this prospectus, "Hooper Holmes," "we," "us," and "our" refer to Hooper Holmes, Inc., including its divisions and subsidiaries. Unless we specify otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option and all share data in this prospectus has been adjusted to reflect two-for-one stock splits effective August 22, 1997 and January 8, 1999.

Our Business

   Hooper Holmes is the nation's leading provider of health information services to the life insurance industry. Through our paramedical and medical examinations, personal health interviews and record collection, and laboratory testing, we provide information about life insurance applicants to life insurance companies to help them evaluate the risks associated with underwriting policies. We provide our services through our network of over 8,700 registered nurses, licensed practical nurses, physicians, phlebotomists and medical and EKG technicians. We operate through approximately 230 branch offices and 75 contract affiliate offices located in 50 states, Guam and Puerto Rico. We have over 700 life insurance company customers, including the 50 largest in the United States.

   The scope of our services that any of our customers may request typically depends upon the age of the life insurance applicant and the amount of the life insurance policy for which he or she applies. We conduct paramedical examinations, which may include the collection of an applicant's medical history, age, height, weight, blood pressure, and pulse, and may also include blood, urine and saliva samples, and a resting electrocardiogram, or "EKG". We usually perform paramedical examinations at the applicant's home or office. For older applicants or higher face amounts, we may also conduct a medical examination of the applicant, which may include a complete physical examination performed by a physician, a stress EKG and a chest x-ray. To supplement an examination or, in some cases, in lieu of an examination, we obtain applicant information through personal health interviews and record collection. Through our majority-owned Heritage Labs subsidiary, we also offer our customers laboratory testing of any blood, urine or saliva samples that we collect during an examination.

   We believe that the following competitive strengths have helped us achieve our industry-leading position:

  . the geographic coverage of our network, and the proximity of our branch offices to the homes and workplaces of applicants and insurance agents and brokers;

  .  our electronic connectivity with customers;

  .  our ability to provide timely examination and information services; and

  .  our comprehensive quality assurance program.

Our Industry

   Management estimates that the life insurance industry spent approximately $770 million on health information services in 1998. The life insurance industry is currently experiencing a number of trends that may affect our industry which include:

  . Growth in alternate distribution channels, including the Internet. A variety of new providers and marketers of life insurance, as well as traditional insurance companies, are increasingly marketing life insurance products through channels other than an insurance agent or broker, including the Internet, direct mail and mass media. We believe these new distribution channels are likely to create greater demand for services from health information services companies, particularly those with a national network and advanced automation systems.

  . The use of fewer approved health information service providers. We believe that insurance companies are gradually reducing the number of approved health information service providers, which also benefits companies that have a national network and can meet insurers' technology, timing and quality needs.

  . Favorable insurance-applicant trends. We believe that, as a result of increasing average insurance policy size and average applicant age, life insurance companies are requiring more examinations and other information services to assess the risks of their insurance applicants.

Our Growth Strategy

   Our growth strategy is to enhance our industry leadership position by capitalizing on industry trends and providing the most comprehensive array of health information services to the life insurance industry. We will pursue this strategy by:

  .  continuing our commitment to industry leadership through automation;

  .  increasing our focus on alternate distribution channels;

  .  leveraging our national network;

  .  continuing to pursue strategic acquisitions; and

  .  expanding into related lines of business.

Recent Developments

   As of November 1, 1999, we purchased substantially all of the assets of Paramedical Services of America, Inc., which we refer to as "PSA", the Atlanta-based paramedical examination subsidiary of Pediatric Services of America, Inc., for a purchase price of approximately $80 million in cash. We financed this acquisition with a $65 million term loan and approximately $15 million in existing cash. We expect this acquisition to position us to better serve our customers through improved responsiveness and more complete geographic coverage. We also expect it to enhance our marketing and new customer opportunities and create significant operating efficiencies.

   As of December 31, 1999, we have substantially completed our planned branch office closings and consolidations, and contract affiliate terminations, and have added approximately 30 branch offices and 60 contract affiliates to our network. PSA generated approximately $83 million in revenue for the fiscal year ended September 30, 1999. Assuming the acquisition, branch office closings and consolidations, and contract affiliate terminations had been completed on October 1, 1998, we believe approximately $21 million of PSA's reported $83 million in revenue for fiscal year 1999 would not have been achieved. For a more complete description of PSA, see "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSA Acquisition."

                                  The Offering

Common stock offered:
  By Hooper Holmes.................    3,000,000 shares
Common stock outstanding
 after the offering (1)..............  32,091,194 shares
Use of proceeds by Hooper Holmes.....  Repay a portion of our acquisition indebtedness, fund possible strategic acquisitions, provide working capital
                                       and for general
                                       corporate purposes.
American Stock Exchange symbol.......  HH
Current annual dividend rate.........  $.05 per share
Cash dividends paid since............  1978

--------
(1) Based on shares outstanding as of December 31, 1999. Does not include 4,870,350 shares of common stock reserved for issuance upon exercise of options outstanding as of December 31, 1999. If the underwriters exercise their over-allotment option, we may issue up to an additional 435,000 shares of common stock, 62,500 of which will be issued upon exercise of options held by a selling stockholder. See "Principal and Selling Stockholders."

                                ----------------

   Our principal executive offices are located at 170 Mt. Airy Road, Basking Ridge, New Jersey 07920, and our telephone number is (908) 766-5000.

--------
Portamedic(R), Healthdex(R) and Teledex(R) are registered U.S. Service Marks of Hooper Holmes, and we have applied to register "Infolink" as a U.S. Service Mark and the Hooper Holmes logo as a U.S. Trademark.

                Summary Historical and Pro Forma Financial Data
                     (in thousands, except per share data)

   The following financial data should be read in conjunction with, and are qualified by reference to, "Selected Consolidated Financial and Operating Data," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                          Nine months ended September 30,
                                    (Unaudited)                     Years ended December 31,
                         --------------------------------- ------------------------------------------
                              1999                              1998
                          Pro Forma as        Actual        Pro Forma as             Actual
                          Adjusted for   -----------------  Adjusted for   --------------------------
                         Offering (1)(2)   1999     1998   Offering (1)(2)   1998     1997     1996
                         --------------- -------- -------- --------------- -------- -------- --------
                                                             (Unaudited)
Statement of Income
 Data:
Revenues................    $223,513     $161,241 $137,063    $275,319     $185,210 $165,353 $156,254
Gross profit............      65,915       50,058   41,871      79,288       55,949   46,160   38,294
Operating income........      22,101       25,236   18,522      22,765       25,592   16,344    8,576
Interest income
 (expense), net.........        (579)         719      522        (966)         765      127   (1,046)
Income before income
 taxes..................      21,667       26,100   18,902      21,711       26,269   16,891    7,858
Income from continuing
 operations.............      12,134       14,561   10,117      11,724       14,185    8,770    4,086
Net income..............    $ 12,134     $ 14,561 $ 10,117    $ 11,724     $ 12,700 $  8,770 $  4,086
Earnings per share --
  basic.................    $    .38     $    .51 $    .36    $    .38     $    .45 $    .32 $    .15
Earnings per share --
  diluted...............    $    .36     $    .48 $    .34    $    .36     $    .43 $    .31 $    .15
Cash dividends per
 share..................                 $   .038 $   .025                 $   .036 $   .026 $   .015

                                                  September 30, 1999
                                                     (Unaudited)
                                        --------------------------------------
                                                                Pro Forma as
                                                                Adjusted for
                                         Actual  Pro Forma (1) Offering (1)(2)
                                        -------- ------------- ---------------
Balance Sheet Data:
Cash and cash equivalents.............. $ 40,547   $ 25,517       $ 41,566
Working capital........................   55,175     49,054         65,103
Total assets...........................  101,566    170,930        186,979
Long-term debt, less current
 maturities............................       --     65,000         15,000
Stockholders' equity...................   83,632     83,632        149,681

--------
(1) As adjusted to give pro forma effect to our acquisition of PSA and our borrowings under our senior credit facility as if they occurred on January 1, 1998 for purposes of the statement of income data and on September 30, 1999 for purposes of the balance sheet data.
(2) The same pro forma basis as described in (1) above, as further adjusted to give effect to this offering and our use of the estimated net proceeds at an assumed offering price of $23.50 per share. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before purchasing our common stock.

We may not achieve the anticipated benefits from the PSA acquisition.

   We will need to successfully integrate the personnel, locations and operations of PSA, which may be difficult and time consuming, to achieve the anticipated efficiencies and other benefits we expect to realize from this acquisition. Several factors may adversely affect our ability to integrate PSA into our business, including:

  . lack of retention of a sufficient number of contract affiliates, independent contractors and employees to meet our anticipated revenue goals with this acquisition;

  . difficulty consolidating PSA's financial, operational and administrative functions; and

  . diversion of management's time and attention from our existing operations.

We believe that we have made significant progress toward achieving this integration. However, we cannot be certain that we will be able to integrate the PSA business, or that we will achieve the anticipated benefits from the acquisition.

We are dependent on the trends and other developments affecting the life insurance industry.

   We currently derive nearly all of our revenues from life insurance companies. Our business is largely dependent on demographic, economic and other trends that affect consumers' demand for life insurance policies which, in turn, drives life insurance companies' demand for our services. We face the risk that demand for our services could decrease for the following reasons:

  . The number of applications for life insurance might decrease. We have no control over many factors that may affect the demand for life insurance. In recent years, the life insurance industry has experienced a decline in the number of insurance policies sold, though the total amount of insurance coverage has increased. Among other developments, a downturn in the economy and changes in laws and regulations affecting the life insurance industry could adversely affect insurance policy sales and also reduce the demand for our services. If Congress proposes legislation that would make life insurance products taxable or would impose estate taxes on life insurance proceeds, the demand and applications for life insurance might significantly decrease. If fewer people apply for life insurance policies, our business could be substantially harmed.

  . Even if the number of applications does not decrease, the percentage of applications for which life insurance companies require our services might decrease. We cannot predict how the percentage of applications for which our customers require health information services, or the types of services that they require, might change in the future. Life insurance companies might change their criteria for determining which, if any, of our services they require. This might include the introduction of new products, shifting consumer preferences, improvements in risk management procedures or advancements in laboratory testing technologies. If life insurance companies significantly limit the types of applications for which our services will be requested, our business could be substantially harmed.

Our growth strategy depends in part on the continued growth of alternate distribution channels, which may not achieve broad acceptance by our current or prospective customers.

   Our growth will depend in part upon the increased use of the Internet and other alternate distribution channels by our customers to sell their life insurance products. Rapid growth in the use of these distribution channels is a recent phenomenon, and it may not continue, or these channels may ultimately be discontinued or replaced. This might limit any growth in the number of applications for life insurance policies, which could substantially harm our business.

We face the risk of losing our insurance company customers as a result of not having long-term or exclusive contracts with them.

   Our relationships with most of our customers are not covered by formal written agreements, and we have exclusive relationships with only a small number of our customers. Many of them use two or more providers of health information services. This means that our customers are able to quickly shift more of their business to our competitors who have existing relationships with them, or to negotiate more aggressively based on price. With the recent trend of consolidation in the insurance industry, losing any one customer would be a greater risk to our business. In the event this consolidation continues and our current or prospective customers are acquired, the resulting entity might not choose to use our services. This process may accelerate with the recent passage of the financial services overhaul legislation, which allows banks and securities firms to sell life insurance. Our ability to retain these insurance companies as customers will depend on our continued ability to serve their needs and distinguish ourselves from our competitors.

We face the risk of increased competition from existing competitors and potential new industry entrants who might acquire other providers or develop their own online networks.

   The market for providing health information services to life insurance companies is becoming increasingly competitive. Our industry is highly fragmented and may present opportunities for existing or new competitors to grow through acquisitions and expand their services for life insurance companies. Nationwide, we compete primarily with Examination Management Services, Inc. and American Para Professional Systems. We also compete with a significant number of regional and local firms that provide examination and other health information services. Through our Heritage Labs subsidiary, we also compete with laboratory testing companies, any of which might expand their services to include paramedical and medical examinations and other information services for life insurance customers to whom they now provide laboratory testing services.

   We also face the risk of increased competition from existing or future competitors who may develop their own online networks to target life insurance companies, particularly through alternate distribution channels. Our ability to retain our customers will largely depend on our continued ability to distinguish ourselves from our competitors, particularly with regard to our technological capabilities and network infrastructure.

Loss of key management could adversely affect our business.

   Our continued success is materially dependent upon our key management team, including James M. McNamee, our Chairman, President and Chief Executive Officer, none of whom has an employment agreement with us. In the event of a loss of one or more of our executive officers, our inability to successfully recruit and retain additional highly skilled and experienced management, or to successfully train and promote existing personnel to serve in a managerial capacity, could substantially harm our business.

   Paul W. Kolacki, our Executive Vice President and Chief Operating Officer, plans to retire on March 31, 2000. Mario Cavezza, an employee for 31 years and our Senior Vice President, Northern Region Manager for the past three years, has been appointed Senior Vice President and General Manager of Branch and Affiliate Operations effective April 1, 2000. He will assume the overall field operating responsibilities upon Mr. Kolacki's retirement. Mr. McNamee will assume Mr. Kolacki's remaining responsibilities. Although we anticipate a successful transition, our management changes could disrupt our business.

We face the risk that federal or state regulators will require us to classify our independent contractors as employees, which would subject us to liability for taxes and increased personnel costs.

   We classify most of our examiners as independent contractors rather than employees. As such they are responsible for their own employment taxes and workers' compensation. This is a common practice in our industry and is based upon our interpretation of the Internal Revenue Code, the rules and regulations thereunder, and the publicly available interpretations of the Code.

   In the past, some state agencies have claimed that we improperly classified our examiners as independent contractors for purposes of state unemployment tax laws and that we were therefore liable for arrears of taxes, or for penalties for failure to comply with these laws. We have recently received an adverse determination in California on an unemployment tax issue and are currently appealing that decision. Other similar state claims are also pending. We cannot assure you that we will prevail in these pending cases, that we will not be subject to similar claims in other states in the future, or that we will not be subject to material liability on these matters in the future.

   In the event that the Internal Revenue Code, rules and regulations under the Code, interpretations of the Code or state or local rules and regulations are amended or otherwise require us to classify our independent contractors as employees, we would incur increased personnel costs. Further, if we did not classify these individuals as employees, and we were required to do so, we could be subject to a material liability for failure to withhold and pay employee-related taxes. This could substantially harm our business.

Changes in government regulations may require us to change the way we do business.

   The states in which we operate, and, to a lesser extent, the federal government, regulate some aspects of our business and our personnel. For example, we are subject to regulations governing the examination services we provide, including needle disposal and specimen testing procedures. These regulations are continually updated and revised. We believe that we are operating our business substantially in compliance with the regulations and licensing requirements that are material to our business. However, as we expand the scope of our services and we realize the impact of any growth of alternate distribution channels, we might be required to comply with regulations traditionally limited to insurance companies, including agent licensing requirements. We are not able to predict what additional federal or state enforcement, legislative or regulatory initiatives may be undertaken in the future relating to our business, or what effect these initiatives might have on us.

We need to continually enhance and expand our technology and network infrastructure to accommodate the changing demands of our current and prospective customers.

   We are continually enhancing and expanding our technology and network infrastructure to accommodate our customers' changing needs, including the electronic ordering of our services and online status checks. We also need to continue to adapt to the technological needs of insurance companies who begin to rely more on alternate distribution channels, including the Internet, to sell their products and outsource more of the administrative, non-medical functions traditionally performed "in-house." We may be unsuccessful in these efforts or we may be unable to accurately project the rate or timing of increases in the volume of traffic through our website or direct electronic links with our customers. Our failure to implement timely enhancements to our automated systems could substantially harm our business.

The Year 2000 computer software problem could impair the computer programs and systems upon which we depend.

   We rely on computer applications to provide our insurance company customers the status of our paramedical examinations, as well as to manage and monitor our accounting, sales, development and administrative functions. In addition, our customers, suppliers and service providers are reliant upon computer applications, some of which may fail as a result of the recent change in century. These failures could affect the interactions of these third parties with us. While we have not experienced any Year 2000 problems to date and we do not believe our computer systems, applications or embedded technologies currently in use will fail to accommodate the change in century, it is possible that we or our technology could be substantially harmed by it. Failure of our software, hardware or embedded technology or that of our customers, suppliers or services providers could substantially harm our business. For a more detailed discussion of Year 2000 readiness issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

If we are unable to safeguard the security and privacy of applicants' and insurance companies' confidential data, our business may be harmed.

   A significant factor that affects our business success is the secure transmission of personally identifiable health and other personal information of life insurance policy applicants, often over public networks. Advances in computer capabilities or other developments could result in a compromise or breach of the security measures we use to protect applicants' and insurance companies' confidential information. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. If any compromise or breach of security were to occur, it could harm our reputation and expose us to liability. This could reduce demand for our services, increase the cost of doing business, result in litigation costs, or otherwise harm our business. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. To date, we have experienced no breaches in our network security.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering will be approximately $66.0 million, or $74.6 million if the underwriters exercise their over-allotment option in full, including approximately $210,000 from the exercise of options by a selling stockholder. We base these estimates on an assumed public offering price of $23.50 per share. We have deducted estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

   The principal purpose of this offering is to repay $50 million of the $65 million term loan we incurred in connection with our acquisition of PSA. This loan requires interest payments only during the first 18 months, five principal payments of $10 million each on April 30, 2001 through 2005 and a final payment of $15 million on January 31, 2006. The interest rate on the term loan is either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on the ratio of our consolidated funded debt (as defined in the senior credit facility) to our earnings before interest, taxes, depreciation and amortization, or "EBITDA." Interest is currently payable at an effective interest rate of 7.535%. See "Description of the Senior Credit Facility."

   Other uses of proceeds include:

  .  funding for possible strategic acquisitions;

  .  working capital; and

  .  general corporate purposes.

   We currently have no agreements or understandings to make any material future acquisition. Until we use the net proceeds of this offering for the above purposes, we intend to invest them in short-term, government securities and other investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the American Stock Exchange under the symbol "HH." The following table sets forth the range of high and low sale prices for the common stock as reported on the American Stock Exchange for the quarters indicated.

                                                                 Price Range
                                                               ----------------
                                                                High     Low
                                                               ------- --------
Fiscal Year Ended December 31, 1997
  First Quarter............................................... $ 4.531 $  3.844
  Second Quarter..............................................   6.000    4.094
  Third Quarter...............................................   7.219    4.906
  Fourth Quarter..............................................   8.063    6.000
Fiscal Year Ended December 31, 1998
  First Quarter............................................... $11.063 $  6.250
  Second Quarter..............................................  13.063   10.000
  Third Quarter...............................................  12.000    7.719
  Fourth Quarter..............................................  15.188    8.875
Fiscal Year Ended December 31, 1999
  First Quarter............................................... $16.750 $ 11.750
  Second Quarter..............................................  22.000   14.250
  Third Quarter...............................................  26.125   17.500
  Fourth Quarter..............................................  27.500   22.125
Fiscal Year Ended December 31, 2000
  First Quarter (through January 12, 2000).................... $26.125 $ 22.500

   On January 12, 2000, the last reported sale price of the common stock on the American Stock Exchange was $23.50 per share. As of such date, there were approximately 883 holders of record of the common stock.

                                DIVIDEND POLICY

   Holders of common stock may receive dividends that are declared by our board of directors. We have paid regular quarterly cash dividends on our common stock since 1978. Assuming no event of default under our senior credit facility would exist after payment, we can pay quarterly cash dividends not to exceed 40 percent of our quarterly average net income for the preceding four calendar quarters. We presently intend to pay regular quarterly cash dividends in the future, assuming our earnings and financial condition and other factors permit us to do so prudently.

                                 CAPITALIZATION

   The following table sets forth our unaudited capitalization as of September 30, 1999, on:

  .  an actual basis;

  . a pro forma basis as adjusted to give effect to our acquisition of PSA and the related debt financing; and

  . the same pro forma basis as further adjusted to reflect the sale of 3,000,000 shares of our common stock in this offering and the receipt of the estimated $66.0 million in net proceeds from this offering, at an assumed offering price of $23.50 per share, after deducting estimated underwriting discounts and commissions and other offering expenses payable by us.

This table should be read in conjunction with "Selected Consolidated Financial and Operating Data", "Unaudited Pro Forma Condensed Consolidated Financial Information" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                   September 30, 1999
                                            (in thousands, except share data)
                                                       (Unaudited)
                                           --------------------------------------
                                                                     Acquisition
                                                                    Pro Forma as
                                                      Acquisition   Adjusted for
                                            Actual     Pro Forma      Offering
                                           ---------- ------------  -------------
Cash and cash equivalents................  $   40,547  $    25,517    $    41,566
                                           ==========  ===========    ===========
Long-term debt, less current maturities..  $       --  $    65,000    $    15,000
                                           ----------  -----------    -----------
Stockholders' equity:
  Common stock, par value $.04 per share;
   authorized 240,000,000 shares, issued
   29,180,426 shares actual and pro forma
   and 32,180,426 shares pro forma as
   adjusted for this offering (1)........       1,167        1,167          1,287
  Additional paid-in capital.............      37,335       37,335        103,264
  Retained earnings......................      46,103       46,103         46,103
                                           ----------  -----------    -----------
                                               84,605       84,605        150,654
  Less: treasury stock at cost, 104,332
   shares ...............................         973          973            973
                                           ----------  -----------    -----------
Total stockholders' equity...............      83,632       83,632        149,681
                                           ----------  -----------    -----------
    Total capitalization.................  $   83,632  $   148,632    $   164,681
                                           ==========  ===========    ===========

--------
(1) The number of shares of our common stock to be outstanding after the offering does not take into account 15,100 shares of our common stock issued from September 30, 1999 to December 31, 1999 upon exercise of options, and 4,870,350 shares issuable upon exercise of outstanding options having a weighted average exercise price of $7.535 per share as of December 31, 1999.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (in thousands, except per share data)

   The following selected consolidated financial data of Hooper Holmes should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The statement of income data for the years ended December 31, 1998, 1997 and 1996 and the balance sheet data as of December 31, 1998 and 1997 are derived from the audited consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent certified public accountants. The financial data set forth below as of December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 are derived from our audited consolidated financial statements which were also audited by KPMG LLP but are not included or incorporated by reference in this prospectus. The statement of income data for the nine-month periods ended September 30, 1999 and 1998 and the balance sheet data as of September 30, 1999 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position as of the end of and for such periods. Results for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the entire year.

                           Nine months ended
                             September 30,              Years ended December 31,
                           ------------------  -----------------------------------------------
                             1999      1998      1998      1997      1996      1995     1994
                           --------  --------  --------  --------  --------  --------  -------
                              (Unaudited)
Statement of Income Data:
Revenues................   $161,241  $137,063  $185,210  $165,353  $156,254  $111,313  $92,534
Cost of operations .....    111,183    95,192   129,261   119,193   117,959    85,934   70,678
                           --------  --------  --------  --------  --------  --------  -------
 Gross profit...........     50,058    41,871    55,949    46,160    38,295    25,379   21,856
Selling, general and
 administrative
 expenses...............     24,822    23,349    30,357    29,816    29,719    21,320   18,053
                           --------  --------  --------  --------  --------  --------  -------
 Operating income.......     25,236    18,522    25,592    16,344     8,576     4,059    3,803
Other income (expense):
 Interest expense.......        (30)       --        (3)     (168)   (1,394)   (1,674)    (994)
 Interest income........        749       522       768       295       348       262       21
 Other income, net......        145      (142)      (88)      420       328       384       --
                           --------  --------  --------  --------  --------  --------  -------
Income before income
 taxes..................     26,100    18,902    26,269    16,891     7,858     3,031    2,830
Income taxes............     11,539     8,785    12,084     8,121     3,772     1,364    1,350
                           --------  --------  --------  --------  --------  --------  -------
Income from continuing
 operations.............     14,561    10,117    14,185     8,770     4,086     1,667    1,480
Discontinued operations:
 Income (loss) from
  operations, net of
  taxes.................         --        --        --        --        --    (4,390)   1,184
 Loss on disposal, net
  of taxes..............         --        --    (1,485)       --        --   (10,326)      --
                           --------  --------  --------  --------  --------  --------  -------
Net income (loss).......   $ 14,561  $ 10,117  $ 12,700  $  8,770  $  4,086  $(13,049) $ 2,664
                           ========  ========  ========  ========  ========  ========  =======
Earnings (loss) per
 share--basic:
 Income from continuing
  operations............   $    .51  $    .36  $    .50  $    .32  $    .15  $    .06  $   .06
 Discontinued
  operations--net of
  taxes.................         --        --      (.05)       --        --      (.55)     .04
                           --------  --------  --------  --------  --------  --------  -------
 Net income (loss)......   $    .51  $    .36  $    .45  $    .32  $    .15  $   (.49) $   .10
                           ========  ========  ========  ========  ========  ========  =======
Earnings (loss) per
 share--diluted:
 Income from continuing
  operations............   $    .48  $    .34  $    .48  $    .31  $    .15  $    .06  $   .06
 Discontinued
  operations--net of
  taxes.................         --        --      (.05)       --        --      (.55)     .04
                           --------  --------  --------  --------  --------  --------  -------
 Net income (loss)......   $    .48  $    .34  $    .43  $    .31  $    .15  $   (.49) $   .10
                           ========  ========  ========  ========  ========  ========  =======
Weighted average
 shares--basic..........     28,678    28,096    28,121    27,537    26,911    26,829   26,827
Weighted average
 shares--diluted........     30,642    29,783    29,860    28,564    27,244    26,905   26,916

                                 (in thousands)


                         Nine months ended
                           September 30,             Years ended December 31,
                         ----------------- --------------------------------------------
                           1999     1998     1998     1997     1996     1995     1994
                         -------- -------- -------- -------- -------- -------- --------
Selected Operating Data
(Unaudited):
Portamedic
 examinations...........    1,999   1,863    2,515    2,323    2,281    1,678     1,479
Infolink reports........      260     223      303      337      409      327       266
                           September 30,                   December 31,
                         ----------------- --------------------------------------------
                           1999     1998     1998     1997     1996     1995     1994
                         -------- -------- -------- -------- -------- -------- --------
                            (Unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $ 40,547 $24,728  $29,752  $13,159  $ 2,936  $ 1,065  $  1,696
Working capital.........   55,175  32,604   33,476   20,381   11,807   24,786     6,407
Total assets............  101,566  76,695   85,016   65,941   61,296   93,997   103,172
Long-term debt, less
 current maturities.....       --      --       --       --    5,250   26,250    46,327
Stockholders' equity....   83,632  59,176   62,294   48,519   37,719   33,132    46,502

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

   The following presents certain unaudited pro forma condensed consolidated financial information of Hooper Holmes for the periods as indicated. The unaudited pro forma condensed consolidated financial information gives effect to the PSA acquisition which occurred on November 1, 1999, the related bank debt financing, as well as this offering and the use of the net proceeds, as if such transactions had occurred on January 1, 1998 for purposes of the pro forma statements of income for the year ended December 31, 1998 and the nine-month period ended September 30, 1999, and on September 30, 1999 for purposes of the pro forma balance sheet as of September 30, 1999. The pro forma financial information was prepared using the assumptions described below and in the related notes thereto.

   The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial information does not purport to represent our results of operations or financial position that would have resulted had the transactions to which pro forma effect is given been consummated as of the dates or for the periods indicated. In preparing the pro forma financial information, we believe we have utilized reasonable methods to conform the basis of presentation. The pro forma financial statements have not been adjusted for certain cost savings that we may realize in connection with the integration of PSA.

   For purposes of the unaudited pro forma condensed consolidated statements of income, our historical statement of income for the year ended December 31, 1998 was combined with PSA's historical statement of operations for the fiscal year ended September 30, 1998. In addition, our historical statement of income for the nine-month period ended September 30, 1999 was combined with PSA's historical statement of operations for the same period.

   The unaudited pro forma financial statements and accompanying notes should be read in conjunction with the historical financial statements of Hooper Holmes and PSA and with other financial information pertaining to the Company including "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus.

Overview of Acquisition and Financing

   We acquired the assets of PSA as of November 1, 1999. We accounted for this acquisition using the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired, representing goodwill, is included as an intangible asset. The consideration and allocation of the purchase price are summarized below (dollars in thousands):

   Purchase Price Consideration:
     Proceeds from term loan........................................... $65,000
     Cash..............................................................  15,030
     Liability assumed (vacation accrual)..............................     529
     Accrued expenses, including certain PSA facility exit costs and
      certain legal, accounting and other acquisition costs............   3,834
                                                                        -------
                                                                        $84,393
                                                                        =======
   Allocation of Purchase Price:
     Accounts receivable............................................... $12,726
     Other assets......................................................     546
     Property, plant and equipment (1).................................   1,496
     Intangible assets (2).............................................  11,600
     Goodwill..........................................................  58,025
                                                                        -------
                                                                        $84,393
                                                                        =======

--------
(1) Property, plant and equipment excludes the historical net asset value of certain capitalized software which is not going to be utilized by Hooper Holmes to conduct on-going operations of the business.

(2) Intangible assets include the following components (dollars in thousands):

   Customer base....................................................... $ 4,600
   Contract affiliate network..........................................   3,200
   Covenant not to compete.............................................   2,600
   Assembled workforce.................................................   1,200
                                                                        -------
                                                                        $11,600
                                                                        =======

   On October 29, 1999, we entered into a $100 million Amended and Restated Revolving Credit and Term Loan Agreement with a group of bank lenders. This senior credit facility consists of a $65 million, six-year term loan, and a $35 million, three-year revolving loan. We used the $65 million term loan solely in connection with the purchase of the assets. The term loan requires interest payments only during the first 18 months, five principal payments of $10 million each on April 30, 2001 through 2005 and a final payment of $15 million on January 31, 2006. We have not borrowed under the $35 million revolving loan.

   Both the term loan and the revolving loan bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on the ratio of our consolidated funded debt (as defined in the senior credit facility) to our earnings before interest, taxes, depreciation and amortization. Interest is payable on the term loan at an effective annual interest rate of 7.535% for the period from November 4, 1999 through February 4, 2000. We can prepay either loan without penalty at any time. Approximately $50 million of the net proceeds of this offering will be used to repay a portion of the term loan.

   Prior to completing the PSA acquisition, we expected to close and consolidate a number of branch offices and terminate a number of PSA's contract affiliates. We were also aware that some of PSA's contract affiliates had either terminated their relationships with PSA or planned not to continue as our contract affiliates after the acquisition was completed. As an incentive to those PSA contract affiliates which we want to retain, cash bonuses, partially funded from amounts escrowed at closing, have been offered to those who remain with us until June 1, 2000. We have substantially completed our planned branch office closings and consolidations, and contract affiliate terminations, which has resulted in the addition of approximately 30 branch offices and 60 contract affiliates to our network, which is consistent with our expectations at the time of the acquisition. Assuming the acquisition, branch office closings and consolidations, and contract affiliate terminations had been completed on October 1, 1998, we believe approximately $21 million of PSA's reported $83 million in revenue for fiscal year 1999 would not have been achieved.

   Immediately upon closing, we began implementing a detailed integration plan, which, in addition to branch office closings and consolidations, and contract affiliate terminations described above, includes the following key tasks relating to the PSA business:

  .  consolidating and relocating branch office personnel;

  . reducing selling, general and administrative expenses, including terminating PSA sales personnel;

  .  updating system hardware and software;

  .  transferring billing and collection systems; and

  .  implementing our quality assurance program.

   We believe that our integration efforts will improve the operating margin of the PSA business, which has historically been significantly less than ours. No adjustments for either the revenue decrease described above or the results of these tasks have been reflected in these pro forma statements of income.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     (in thousands, except per share data)

                                    For the Nine Months Ended September 30, 1999
                          ----------------------------------------------------------------------
                             Historical
                          -----------------
                                             Acquisition                Offering
                           Hooper             Pro Forma    Acquisition  Pro Forma    Pro Forma
                           Holmes     PSA    Adjustments    Pro Forma  Adjustments  Consolidated
                          --------  -------  -----------   ----------- -----------  ------------
Revenues................  $161,241  $62,272    $    --      $223,513     $   --       $223,513
Cost of operations......   111,183   46,415         --       157,598         --        157,598
                          --------  -------    -------      --------     ------       --------
  Gross profit..........    50,058   15,857         --        65,915         --         65,915
                          --------  -------    -------      --------     ------       --------
Selling, general and
 administrative
 expenses...............    24,822   18,060      3,007 (1)    43,814         --         43,814
                                                  (675)(2)
                                                (1,400)(3)
                          --------  -------    -------      --------     ------       --------
  Operating income
   (loss)...............    25,236   (2,203)      (932)       22,101         --         22,101
                          --------  -------    -------      --------     ------       --------
Other income (expense)
  Interest expense......       (30)  (1,571)    (3,673)(4)    (3,703)     2,826(7)        (877)
                                                 1,571 (5)
  Interest income.......       749       --       (451)(4)       298         --            298
  Other income, net.....       145       --         --           145         --            145
                          --------  -------    -------      --------     ------       --------
                               864   (1,571)    (2,553)       (3,260)     2,826           (434)
                          --------  -------    -------      --------     ------       --------
  Income (loss) before
   income taxes.........    26,100   (3,774)    (3,485)       18,841      2,826         21,667
Income taxes (benefit)..    11,539   (1,424)    (1,825)(6)     8,290      1,243(8)       9,533
                          --------  -------    -------      --------     ------       --------
  Income (loss) from
   continuing
   operations...........  $ 14,561  $(2,350)   $(1,660)     $ 10,551     $1,583       $ 12,134
                          ========  =======    =======      ========     ======       ========
Income per share from
 continuing operations:
  Basic.................  $    .51                          $    .37                  $    .38
  Diluted...............  $    .48                          $    .34                  $    .36
                          ========                          ========                  ========
Weighted average number
 of shares:
  Basic.................    28,678                            28,678      3,000(9)      31,678
  Diluted...............    30,642                            30,642      3,000(9)      33,642

       See Notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                    Income.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     (in thousands, except per share data)

                                        For the Year Ended December 31, 1998
                          ----------------------------------------------------------------------
                             Historical
                          -----------------
                                             Acquisition                Offering
                           Hooper             Pro Forma    Acquisition  Pro Forma    Pro Forma
                           Holmes   PSA (a)  Adjustments    Pro Forma  Adjustments  Consolidated
                          --------  -------  -----------   ----------- -----------  ------------
Revenues................  $185,210  $90,109    $    --      $275,319     $   --       $275,319
Cost of operations......   129,261   66,770         --       196,031         --        196,031
                          --------  -------    -------      --------     ------       --------
  Gross profit..........    55,949   23,339         --        79,288         --         79,288
                          --------  -------    -------      --------     ------       --------
Selling, general and
 administrative
 expenses...............    30,357   24,007      4,009 (1)    56,523         --         56,523
                                                  (375)(2)
                                                (1,475)(3)
                          --------  -------    -------      --------     ------       --------
  Operating income
   (loss)...............    25,592     (668)    (2,159)       22,765         --         22,765
                          --------  -------    -------      --------     ------       --------
Other income (expense)
  Interest expense......        (3)  (1,226)    (4,898)(4)    (4,901)     3,768(7)      (1,133)
                                                 1,226 (5)
  Interest income.......       768       --       (601)(4)       167         --            167
  Other income, net.....       (88)      --         --           (88)        --            (88)
                          --------  -------    -------      --------     ------       --------
                               677   (1,226)    (4,273)       (4,822)     3,768         (1,054)
                          --------  -------    -------      --------     ------       --------
  Income (loss) before
   income taxes.........    26,269   (1,894)    (6,432)       17,943      3,768         21,711
Income taxes (benefit)..    12,084     (667)    (3,163)(6)     8,254      1,733(8)       9,987
                          --------  -------    -------      --------     ------       --------
  Income (loss) from
   continuing
   operations...........  $ 14,185  $(1,227)   $(3,269)     $  9,689     $2,035       $ 11,724
                          ========  =======    =======      ========     ======       ========
Income per share from
 continuing operations:
  Basic.................  $    .50                          $    .34                  $    .38
  Diluted...............  $    .48                          $    .32                  $    .36
                          ========                          ========                  ========
Weighted average number
 of shares:
  Basic.................    28,121                            28,121      3,000(9)      31,121
  Diluted...............    29,860                            29,860      3,000(9)      32,860

--------
(a) The audited historical statement of operations data for the year ended September 30, 1998 has been adjusted to reflect an estimate of the results of operations of the PMI business, acquired by PSA through a "purchase" in December 1997, for the three-month period ended December 1997. Also included was an adjustment for additional goodwill amortization of $250 and interest expense of $302.

 See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income.

    Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

                                           Nine Months Ended     Year Ended
                                           September 30, 1999 December 31, 1998
                                           ------------------ -----------------
                                                      debit (credit)
                                                      (in thousands)
Acquisition Adjustments:
(1) Adjustments to amortization expense
    for the excess cost over fair value
    of net assets acquired and other
    intangible assets. Excess costs over
    fair value of net assets acquired
    (goodwill) and other intangible
    assets are being amortized on a
    straight-line basis over their
    estimated useful lives which is 25
    years for goodwill, and 5 to 9 years
    for other intangible assets..........       $  3,007          $  4,009

(2) Adjustments to eliminate certain cost
    allocations included in the PSA
    historical financial results from its
    parent company for services that will
    be provided directly by Hooper Holmes
    current personnel (primarily parent
    company corporate salary expense and
    certain information system consulting
    costs for a system that will not be
    utilized by us). As such, allocations
    are not reasonable to be included in
    pro forma combined results...........       $   (675)         $   (375)

(3) Adjustments to exclude depreciation
    and amortization expense recorded for
    PSA for property, plant and equipment
    and goodwill not acquired by us......       $ (1,400)         $ (1,475)

(4) Adjustments to eliminate certain
    historical interest income on cash
    balances used to fund the acquisition
    (4% investment rate assumed) and to
    reflect pro forma interest expense on
    the term loan at an interest rate of
    7.535%, consistent with the interest
    rate currently in effect. A .125%
    increase or decrease in LIBOR would
    have resulted in a $61 and $81
    adjustment to interest expense for
    the nine-month period ended September
    30, 1999 and the year ended December
    31, 1998, respectively.

    Reduced interest income..............       $    451          $    601

    Additional interest expense..........       $  3,673          $  4,898

(5) Adjustment to eliminate interest
    expense allocated to PSA in its
    historical audited financial
    statements from its parent on cash
    utilized by PSA on a 1997
    acquisition..........................       $ (1,571)         $ (1,226)

(6) Represents the income tax effect on
    increased interest expense,
    additional amortization and other
    adjustments, as well as combining the
    historical results of PSA with Hooper
    Holmes. The combined effective income
    tax rates of approximately 44% and
    46%, for the nine-month period ended
    September 30, 1999 and the year ended
    December 31, 1998, are consistent
    with our historical rate as the
    amortization of goodwill and other
    pro forma adjustments will be
    deductible for income tax purposes...       $ (1,825)         $ (3,163)

Offering Adjustments:

(7) Adjustment to eliminate interest
    expense on $50 million of term debt
    assumed to be repaid from a portion
    of the net proceeds of the offering
    contemplated herein. No interest
    income has been assumed on the
    additional offering proceeds. .......       $(2,826)          $(3,768)

(8) Represents the income tax effect on
    the interest expense adjustment. The
    combined effective income tax rate is
    expected to be consistent with that
    of Hooper's historical rate..........       $(1,243)          $(1,733)

(9) To adjust outstanding weighted
    average shares for the effect of the
    sale and issuance of 3.0 million
    common shares contemplated herein.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                                           September 30, 1999
                          ---------------------------------------------------------------------------------------
                             Historical       Pro Forma Adjustments
                          ---------------- ---------------------------                   Offering
                           Hooper                           Purchase      Acquisition   Pro Forma     Pro Forma
                           Holmes    PSA   Elimination (1) Adjustments     Pro Forma  Adjustment (8) Consolidated
                          -------- ------- --------------- -----------    ----------- -------------- ------------
ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 40,547 $   362    $   (362)     $(15,030)(2)   $ 25,517      $ 16,049      $ 41,566
 Accounts receivable....    23,719  12,726          --            --         36,445            --        36,445
 Other current assets...     6,627   3,042      (2,495)           --          7,174            --         7,174
                          -------- -------    --------      --------       --------      --------      --------
 Total current assets...    70,893  16,130      (2,857)      (15,030)        69,136        16,049        85,185
Net property, plant and
 equipment..............     8,195   5,025                    (3,529)(3)      9,691            --         9,691
Goodwill, net...........    15,913  22,173     (22,173)       58,025 (4)     73,938            --        73,938
Intangible assets, net..     5,621      --          --        11,600 (5)     17,221            --        17,221
Other assets............       944      --          --            --            944            --           944
                          -------- -------    --------      --------       --------      --------      --------
 Total assets...........  $101,566 $43,328    $(25,030)     $ 51,066       $170,930      $ 16,049      $186,979
                          ======== =======    ========      ========       ========      ========      ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Note payable...........  $    450 $    --    $     --      $     --       $    450      $     --      $    450
 Accounts payable.......     7,242   1,094      (1,094)           --          7,242            --         7,242
 Accrued expenses.......     8,026   5,876      (5,346)        3,834 (6)     12,390            --        12,390
                          -------- -------    --------      --------       --------      --------      --------
 Total current
  liabilities...........    15,718   6,970      (6,440)        3,834         20,082            --        20,082
Deferred income taxes...     2,013     774        (774)           --          2,013            --         2,013
Minority interest.......       203      --          --            --            203            --           203
Long-term debt, less
 current maturities.....        --      --          --        65,000 (2)     65,000       (50,000)       15,000
                          -------- -------    --------      --------       --------      --------      --------
 Total liabilities......    17,934   7,744      (7,214)       68,834         87,298       (50,000)       37,298
Total stockholders'
 equity.................    83,632  35,584     (17,816)      (17,768)(7)     83,632        66,049       149,681
                          -------- -------    --------      --------       --------      --------      --------
 Total liabilities and
  stockholders' equity..  $101,566 $43,328    $(25,030)     $ 51,066       $170,930      $ 16,049      $186,979
                          ======== =======    ========      ========       ========      ========      ========

--------
Acquisition Adjustments:
(1) To eliminate all assets and liabilities of PSA not purchased by Hooper
Holmes.
(2) To record cash paid of $15,030 and debt incurred of $65,000 to fund the acquisition of PSA. Deferred financing costs relating to such borrowings were immaterial.
(3) To adjust property, plant and equipment to fair market value.
(4) To record acquired goodwill.
(5) To record acquired intangible assets. These adjustments are based on the results of third-party appraisals already completed and the results of other analyses. We do not expect changes to these estimates based on our final analysis to be material.
(6) To accrue certain PSA facility exit costs and certain other legal, accounting, and other acquisition costs.
(7) To eliminate historical PSA equity.

Offering Adjustment:
(8) To reflect estimated proceeds from the sale of 3.0 million shares of our common stock in this offering at an assumed offering price of $23.50 per share, less estimated expenses of the offering and the utilization of $50 million to repay term debt incurred to finance the PSA acquisition.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

   Hooper Holmes was founded in 1899 to provide business information reports to the insurance industry. In recent years, we have:

  . successfully developed relationships with the leading life insurance companies in the United States;

  . established an extensive branch office network staffed with experienced, medically trained personnel; and

  . gained significant experience in providing health information services to the life insurance industry.

   In 1980, we entered the home healthcare field. In September 1995, we sold our home healthcare business and related health care facilities which had unaudited revenues of approximately $159.3 million and unaudited income from operations of approximately $1.1 million in 1994. In connection with this sale, we acquired American Service Bureau, Inc., also known as ASB Meditest, a major competitor in the health information services business, which had approximately $81.8 in revenues in 1994. In December 1998, we acquired a 55% interest in Heritage Labs International LLC, a clinical reference laboratory servicing the life insurance industry.

   As of November 1, 1999, we purchased the assets and business of PSA for a purchase price of approximately $80 million. We accounted for the acquisition using the purchase method of accounting and have allocated the purchase price to the net assets acquired, based upon the fair value of the acquired assets and assumed liabilities as of November 1, 1999.

Revenue and Cost Recognition

   Revenues and costs of services rendered, including paramedical and medical examinations, personal health interviews and record collections, and laboratory testing, are recognized when services are performed. Cost of operations include primarily direct examiner fees, physicians' fees, branch office costs, laboratory testing kits, and operating costs of Heritage Labs. Selling, general and administrative expenses include primarily home office costs such as management information systems, employee benefits, depreciation, amortization, and senior executive, regional management and national sales costs.

Results of Operations

   The following table sets forth for the periods indicated the percentage of revenues of certain line items included in our statement of income data:

                                   Nine months
                                      ended
                                  September 30,    Years ended December 31,
                                  --------------  ----------------------------
                                   1999    1998     1998      1997      1996
                                  ------  ------  --------  --------  --------
  Revenues.......................  100.0%  100.0%    100.0%    100.0%    100.0%
  Cost of operations.............   69.0    69.5      69.8      72.1      75.5
                                  ------  ------  --------  --------  --------
    Gross profit.................   31.0    30.5      30.2      27.9      24.5
  Selling, general and
   administrative expenses.......   15.3    17.0      16.4      18.0      19.0
                                  ------  ------  --------  --------  --------
    Operating income.............   15.7%   13.5%     13.8%      9.9%      5.5%

Nine Months Ended September 30, 1999 Compared to the Nine Months Ended September 30, 1998

   Revenues for the nine months ended September 30, 1999 increased 17.6% to $161.2 million from $137.1 million for the nine months ended September 30, 1998. This growth resulted from a 7.3% increase in the number of Portamedic examinations performed to 1,999,000 from 1,863,000, a 16.6% increase in Infolink reports to 260,000 from 223,000, an increase in the services performed per examination, along with a modest price increase and the addition of Heritage Labs revenues. The increase in Infolink reports resulted from management reemphasizing branch generation of Infolink reports.

   Our cost of operations for the nine months ended September 30, 1999 totaled $111.2 million, compared to $95.2 million for the nine months ended September 30, 1998. Cost of operations as a percentage of revenues decreased from 69.5% for the nine months ended September 30, 1998 to 69.0% for the nine months ended September 30, 1999. This decrease was due to declining direct production costs and branch operating costs as a percentage of revenues.

   Selling, general and administrative expenses totaled $24.8 million as compared to $23.3 million for the nine months ended September 30, 1999 and 1998, respectively, and as a percentage of revenues totaled 15.3% compared to 17.0%. As a percentage of revenues, the decrease was due to ongoing efforts to closely monitor and control corporate level expenses.

   Accordingly, our operating income improved to $25.2 million from $18.5 million and as a percentage of revenues increased to 15.7% from 13.5% for the nine months ended September 30, 1999, and 1998, respectively.

   We had no revolving loan borrowings as of September 30, 1999. Interest income increased to $.7 million due to a higher average invested funds amount of $35.4 million for 1999 over $21.0 million for 1998.

   The effective tax rates were 44.2% and 46.5% for the nine-month periods ended September 30, 1999 and 1998, respectively. The decrease was the result of increased profitability, which lessened the impact of nondeductible goodwill amortization.

   As a result of the foregoing, net income and net income per share for the nine months ended September 30, 1999 were $14.6 million or $.48 per share, on a diluted basis, versus $10.1 million or $.34 per share for the nine months ended September 30, 1998.

   Inflation did not have a significant effect on our operations in the nine months ended September 30, 1999.

Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

   Revenues for 1998 increased 12.0% to $185.2 million from $165.4 million for 1997. This growth resulted from an 8.3% increase in the number of Portamedic examinations performed to 2,515,000 from 2,323,000, an increase in the services performed per examination, and a modest price increase and was offset by a 10.1% decrease in Infolink reports to 303,000 from 337,000. The decrease in Infolink reports resulted from a management decision to reduce the volume of the less profitable portions of this business.

   Our cost of operations in 1998 totaled $129.3 million compared to $119.2 million for 1997. Cost of operations as a percentage of revenues decreased from 72.1% for 1997 versus 69.8% for 1998. This decrease was due to declining direct production costs and branch operating costs as a percentage of revenues.

   Selling, general and administrative expenses totaled $30.4 million as compared to $29.8 million for 1998 and 1997, respectively, and as a percentage of revenues totaled 16.4% as compared to 18.0%. As a percentage of revenues, this reduction was the result of management's continued success in controlling personnel and related corporate expenses.

   Accordingly, our operating income improved to $25.6 million from $16.3 million and as a percentage of revenues increased to 13.8% from 9.9% for 1998 and 1997, respectively.

   Other income items in 1998 were primarily interest earned on invested funds, the average balance of which was $22.7 million for 1998 over $8.2 million for 1997.

   The effective tax rates were 46.0% and 48.1% for 1998 and 1997, respectively. The decrease was the result of increased profitability, which lessened the impact of non-tax deductible amortization of goodwill.

   As a result of the foregoing, net income from continuing operations in 1998 totaled $14.2 million or $.48 per diluted share, compared to $8.8 million or $.31 for 1997.

   The net loss from discontinued operations totaled $1.5 million or $.05 per diluted share in 1998. The charge evolved from residual workers' compensation charges and certain reimbursement issues associated with the divestiture of Nurse's House Call in 1995. Net income for 1998 totaled $12.7 million or $.43 per diluted share, compared to $8.8 million or $.31 per diluted share for 1997. Net income in 1998 included a $1.5 million, or $.05 per share charge from discontinued operations, as previously noted.

   Inflation did not have a significant effect on our operations in 1998.

Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

   Revenues for 1997 increased 5.8% to $165.4 million from $156.3 million for 1996. This growth resulted from a 1.8% increase in the number of Portamedic examinations performed to 2,323,000 from 2,281,000, and a modest price increase and was offset by a 17.6% decrease in Infolink reports to 337,000 from 409,000. The decrease in Infolink reports resulted from a management decision to reduce the volume of the less profitable portions of this business.

   Our cost of operations in 1997 totaled $119.2 million compared to $118.0 million for 1996. Cost of operations as a percentage of revenues decreased from 75.5% for 1996 to 72.1% for 1997. This decrease was due to declining direct production costs and branch operating costs as a percentage of revenues.

   Selling, general and administrative expenses totaled $29.8 million as compared to $29.7 million for the years ended December 31, 1997 and 1996, respectively, and as a percentage of revenues, totaled 18.0% compared to 19.0%. As a percentage of revenues, the decrease was due to a success in controlling personnel and related corporate expenses.

   Accordingly, our operating income improved to $16.3 million from $8.6 million and as a percentage of revenues increased to 9.9% from 5.5% for 1997 and 1996, respectively.

   Interest expense decreased in 1997 to $.2 million compared to $1.4 million in 1996 due to our average debt decreasing from $16.4 million to $2.0 million. Other income items in 1997 were primarily interest earned on invested funds and certain deferred payments received from the sale of our Direct Marketing business in 1992.

   The effective tax rate for 1997 was 48.1% and the effective tax rate for 1996 was 48.0%.

   As a result of the foregoing, net income in 1997 totaled $8.8 million or $.31 per diluted share compared to $4.1 million or $.15 per diluted share for 1996.

   Inflation did not have a significant effect on our operations in 1997.

Liquidity and Financial Resources

   Our primary sources of cash are internally generated funds and our senior credit facility.

   Net cash provided by operating activities for the nine months ended September 30, 1999 was $10.7 million compared to $13.8 million for nine months ended September 30, 1998. The significant sources were net income of $14.6 million and $3.2 million of depreciation and amortization, and were offset by an increase in accounts receivable of $6.3 million. The increase in accounts receivable was due primarily to revenue growth of $24.2 million during the nine months ended September 30, 1999. Days sales outstanding was 43 days at September 30, 1999, compared to 41 days at the end of the third quarter 1998.

   Our current ratio as of the end of September 1999 was 4.5 to 1, compared to
2.7 to 1 at December 31, 1998. Also, inflation has not had, nor is it expected to have, a material impact on our consolidated financial results in 1999, and we currently have no material commitments for capital expenditures. Dividends paid in February, May, August and November 1999 were $.0125 per share.

   We had no borrowings against our previous revolving loan facility at September 30, 1999 and as of that date, a total amount of $18.6 million was available under the revolver and $1.4 million was committed to outstanding letters of credit. The note payable of $450,000 is an obligation of our majority-owned subsidiary. On October 29, 1999, we replaced our previous revolving loan facility and entered into a credit agreement with three banks that included a $65 million, six-year term loan, and a $35 million dollar, three-year revolving loan. The loans bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on our consolidated funded debt to EBITDA ratio. Interest is currently payable at an effective interest rate of 7.535% per annum. No principal payments are due on the term loan for the first eighteen months. As of November 1, 1999, we borrowed the entire amount of the term loan to finance a portion of the purchase price of PSA. The remainder of the approximately $80 million purchase price was financed with existing cash of approximately $15 million. There are no borrowings against the revolving loan. See "Description of the Senior Credit Facility."

   Management believes that, after this offering, the combination of cash and cash equivalents, other working capital sources, and available borrowings under our senior credit facility, along with anticipated cash flows from continuing operations, will provide sufficient capital resources to satisfy both our short-term and foreseeable long-term needs.

PSA Acquisition

   At the time we acquired PSA, it maintained approximately 110 branch offices, 90 contract affiliates and 3,000 examiners who did not also perform examinations for us. Prior to completing the PSA acquisition, we expected to close and consolidate a number of branch offices and terminate a number of PSA's contract affiliates. We were also aware that some of PSA's contract affiliates had either terminated their relationships with PSA or planned not to continue as our contract affiliates after the acquisition was completed. As an incentive to those PSA contract affiliates which we want to retain, cash bonuses, partially funded from amounts escrowed at closing, have been offered to those who remain with us until June 1, 2000. We have substantially completed our planned branch office closings and consolidations, and contract affiliate terminations, which has resulted in the addition of approximately 30 branch offices and 60 contract affiliates to our network, which is consistent with our expectations at the time of the acquisition. Assuming the acquisition, branch office closings and consolidations, and contract affiliate terminations had been completed on October 1, 1998, we believe approximately $21 million of PSA's reported $83 million in revenue for fiscal year 1999 would not have been achieved.

   Immediately upon closing, we began implementing a detailed integration plan, which, in addition to branch office closings and consolidations, and contract affiliate terminations described above, includes the following key tasks relating to the PSA business:

  .  consolidating and relocating branch office personnel;

  . reducing selling, general and administrative expenses, including terminating PSA sales personnel;

  .  updating system hardware and software;

  .  transferring billing and collection systems;

  .  implementing our quality assurance program; and

  .  marketing to newly acquired customers.

   We believe that our integration efforts will improve the operating margin of the PSA business, which has historically been significantly less than ours.

Recently Issued Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which becomes effective for our financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. We do not expect the adoption of this Statement to have a material impact on our consolidated financial statements.

Year 2000 Compliance

   We recognize the need to insure that our operations and relationships with our customers, suppliers and other third parties will not be adversely impacted by the Year 2000 software issue. Our Year 2000 compliance efforts were completed and we have experienced no problems to date with our internal automated systems as a result of Year 2000. In or before 1999, many of our critical suppliers and vendors indicated that they were, or would be, Year 2000 compliant during 1999. We have not experienced, and are not aware of, any Year 2000 problems affecting our critical suppliers and vendors. We cannot guarantee that our efforts will prevent a material adverse impact on our results of operations, financial condition or cash flow that might result from the failure of any key third party systems to accommodate the Year 2000 problem. If our systems or those of key third parties are not fully Year 2000 functional, we estimate that up to a one-month disruption in operations could occur. Such a disruption could result in delays in providing services and in issuing billings to customers. These consequences could have a material adverse impact on our consolidated results of operations, financial condition and cash flows if we are unable to substantially conduct our business in the ordinary course. We believe our efforts to address the Year 2000 issue will minimize possible negative consequences to Hooper Holmes.

Quantitative and Qualitative Disclosures About Market Risk

   Our holdings of financial instruments are comprised of cash equivalents, primarily funds with municipal securities and government obligations. We do not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. We seek reasonable assuredness of the safety of principal and market liquidity by investing in municipal and government securities while at the same time seeking to achieve a favorable rate of return. Our market risk exposure consists principally of exposure to changes in interest rates. We are also exposed to other fluctuations in interest rates, primarily as a result of the financing entered into on October 29, 1999 to fund the PSA acquisition. We do not use derivative instruments or hedging to manage our exposures. As our debt has adjustable interest rates (currently at 7.535%) and was issued in October 1999, its fair value approximates its carrying value. The term loan of $65 million requires interest payments only during the first 18 months, five principal payments each on April 30, 2001 through 2005 and a final payment of $15 million on January 31, 2006.

                              INDUSTRY BACKGROUND

Industry Overview

   The health information services industry provides outsourced health and other information about applicants for life insurance policies to help insurance companies evaluate the risks associated with underwriting these policies. The services provided by this industry include:

  .  paramedical and medical examinations;

  .  personal health interviews and record collection; and

  .  laboratory testing.

Management believes that virtually all U.S. life insurance companies currently outsource these services. According to A.M. Best, U.S. life insurance companies spent approximately $600 million on examinations and approximately $70 million on personal health interviews and record collection in 1998. Additionally, management believes that insurance companies spent over $100 million in 1998 for laboratory testing.

   The demand for these services primarily depends upon:

  .  the number of applications for life insurance;

  . the percentage of applications for which any health information services are required; and

  . the types of services that insurance companies require in the application process.

Insurance companies generally require more examinations and other services for higher face amount life insurance applications and for older applicants. We are not aware of any published data on the number of life insurance applications. While the American Council of Life Insurance estimates that approximately 11.56 million individual insurance policies were issued in 1998, a decrease of 3.8% from approximately 12.02 million sold in 1996, the aggregate face amount of individual life insurance policies purchased increased 21.1% to $1.32 trillion from $1.09 trillion during the same time period.

Paramedical and Medical Examinations

   A paramedical examination may include any of the following:

  . the collection of an insurance applicant's medical history, age, height, weight, blood pressure, and pulse;

  .  blood, urine and saliva collection; and

  .  resting EKG.

Registered nurses, licensed practical nurses, physicians, phlebotomists and medical and EKG technicians may perform paramedical examinations. These examinations often are performed in the applicant's home or office and may take approximately 30 minutes to complete. A medical examination may include a complete physical examination performed by a physician, as well as a stress EKG and chest x-ray.

   Each insurance company issues its own examination requirements. Generally, the older the applicant and the larger the policy amount, the more likely an examination will be required, the more likely a physician must perform the examination and the more types of procedures that must be performed. Other determining factors might also include the lifestyle and medical history of the applicant.

Personal Health Interviews and Record Collection

   Personal health interviews and record collection provide information about the applicant's medical and employment history, financial status, lifestyle and other personal information. This information is primarily obtained from telephone interviews with the applicant, his or her employer, and his or her business and personal associates. An attending physician statement, providing details of an applicant's medical history, may also be requested. These statements are obtained from the applicant's physician, clinic or hospital medical records. Insurance companies typically use this information either as a substitute for a paramedical or medical examination in relatively small face-amount policies or as a complement to an examination in the case of relatively large face-amount policies.

Laboratory Testing

   If urine, blood or saliva samples are collected during an examination, they are delivered to a laboratory selected by the insurance company. These samples are screened for various illnesses and substances, such as HIV, cholesterol, nicotine and triglycerides. Most of this testing is performed by independent laboratories, although some health information service providers have their own in-house laboratories. Most insurance companies work with only one or two laboratories.

Industry Trends

   The life insurance industry is experiencing a number of key trends that we believe will affect our business.

Alternate Distribution Channels

   New distribution channels have emerged as alternatives to traditional insurance agent and broker sales. As a result of reduced regulation imposed upon the financial services industry and the growth of Internet-based commerce, a variety of entities have begun marketing life insurance in recent years, including commercial banks, credit card companies, securities firms, direct marketers and online insurance benefits companies. These entities, as well as traditional insurance companies, are increasingly using a variety of marketing techniques that include the Internet, direct mail, mass media and telemarketing. In particular, a number of Internet sites now allow applicants to solicit quotes and apply for life insurance policies online. We believe the number of applications per policy issued will increase due to a simplified shopping and application process.

   Alternate distribution channels allow sellers of insurance to sell policies without face-to-face contact with the applicant. Companies using these channels have been outsourcing services not traditionally included in a paramedical or medical examination. Since the examination process requires face-to-face contact with applicants, health information service providers are now performing more routine, administrative tasks of the application process.

Reduction of Approved Health Information Service Providers

   To improve quality control and reduce administrative costs, life insurance companies are reducing the number of approved health information service providers. This trend is strengthened by the decrease in the number of life insurance companies in the United States, which has declined 33% from 1988 to 1998 according to the American Council of Life Insurance. As a result, we expect insurance companies will increasingly emphasize geographic coverage and automation when choosing health information service providers. Geographic coverage and automation are particularly important for entities using alternate distribution channels as such insurers often serve applicants nationwide. We believe these trends will benefit providers that offer a national network and meet insurers' technological and quality needs.

Favorable Insurance Applicant Trends

   The following statistics from the American Council of Life Insurance indicate favorable trends for our industry:

  . from 1996 to 1998, the average newly purchased individual life insurance policy grew 26% from $90,606 to $114,601;

  . in 1987, 27% of life insurance policies purchased were greater or equal to $100,000 in face amount; in 1997, 43% were within this range; and

  . in 1987, purchasers of life insurance over age 35 accounted for 53% of the total face amount and 40% of the number of policies purchased; in 1997, they accounted for 60% and 46%, respectively.

                                    BUSINESS

   Hooper Holmes is the nation's leading provider of health information services to the life insurance industry. We provide paramedical and medical examinations, personal health interviews and record collection, and laboratory testing, which help life insurance companies evaluate the risks associated with underwriting policies. We serve our customers through our network of over 8,700 registered nurses, licensed practical nurses, physicians, phlebotomists and medical and EKG technicians, of which approximately 1,300 are employees and 7,400 are active independent contractors. We operate through approximately 230 branch offices and 75 contract affiliate offices located in 50 states, Guam and Puerto Rico. We have over 700 life insurance company customers, including the 50 largest in the United States.

Growth Strategy

   Our growth strategy is to enhance our industry leadership position by capitalizing on the industry trends and providing the most comprehensive array of health information services to the life insurance industry. We will pursue this strategy by:

 . Continuing our commitment to industry leadership through automation. Insurance companies and insurance agents are demanding faster, more user-friendly services. In response, we have made a substantial investment in technology and we believe we have the most automated branch network and operating system in the industry. Today, customers can handle several aspects of their business with us electronically, such as placing examination orders, monitoring order status, communicating with our customer service and branch locations, and receiving results of personal health interviews. From January through November 1999, we received approximately 39% of all orders electronically. We intend to continue investing in the latest technology to further enhance our services and provide expanded electronic access over the Internet.

 . Increasing our focus on alternate distribution channels. Alternate distribution channels represent a rapidly growing segment of the life insurance industry. For the nine months ended September 30, 1999, alternate distribution channel customers accounted for approximately $27 million or 17% of our revenues, up approximately 59% from $17 million for the same period in 1998. We believe that our geographic coverage and level of automation position us to provide the level of support that alternate distribution channels require. We have aggressively pursued sales to entities using these channels and are currently establishing alliances that in many cases have resulted in exclusive relationships with them.

 . Leveraging our national branch network. Our national branch network provides us with a broad geographical coverage capable of providing local service for insurance companies, agents and brokers across the entire United States.
   This coverage positions us to become the preferred provider of health information services to a consolidating life insurance industry. We believe that our branch network and technological infrastructure enable us to significantly increase the volume of our services with only a marginal increase in our branch operating costs.

 . Continuing to pursue strategic acquisitions. We intend to continue pursuing strategic acquisitions that complement existing services and leverage our existing capabilities. Two recent acquisitions have increased our market share and enhanced our service offerings: PSA, the second largest provider of medical and paramedical examinations in the U.S., in November 1999 and Heritage Labs, a provider of laboratory testing services for life insurers, in December 1998.

 . Expanding into related lines of business. We are exploring means to enter new lines of business which leverage our existing branch network, service capabilities or customer base. For example, we continue to develop services for pharmaceutical companies engaged in the clinical trials process, including specimen collection and data management. We also intend to explore adding other services, including offerings for the long-term care insurance market and workers' compensation case management.

Services

Portamedic -- Paramedical and Medical Examinations

   We perform paramedical and medical examinations of insurance policy applicants under the Portamedic trade name and provide the results to insurance companies, agents and other non-traditional insurance marketers in connection with issuance of primarily life insurance policies. We are the leading paramedical and medical examination company in the U.S., having performed approximately 2.0 million exams in the nine months ended September 30, 1999.

   Since an insurance applicant may reconsider his or her purchase in the time it takes to deliver examination results, our system is designed to timely deliver applicant information to the insurance company. We strive to schedule an appointment within 24 to 30 hours of receiving the request and to complete the entire examination process in three to five days, unless the applicant desires a later appointment. Our examiners perform examinations at times and locations convenient to applicants, primarily at the applicant's home or place of business.

   Since almost all of our examiners are nurses and other medically trained professionals, we are able to provide our customers with a full range of paramedical and medical examinations. Our examiners also perform other ancillary services including helping applicants understand and complete forms and obtaining consent signatures. In addition, we have dedicated customer service employees in Chicago, who help complete applications based on telephone interviews with applicants, and additional customer service employees located in service centers in Minneapolis, Dallas and Kansas City, who provide general customer service support.

   Each insurance company has separate guidelines for determining whether an examination is required and the type of services required. The following chart illustrates what a typical insurance company's guidelines might look like for determining the types of examinations and samples collected when our services are required. Our computer system contains more than 1,600 of these charts for various insurance companies.

                                         Age of Applicant

                          18-40         41-50         51-60         61-70
                          -----         -----         -----         -----
            $100,000  Urine, Blood  Paramedical,  Paramedical,  Paramedical,
           and under                Urine, Blood  Urine, Blood  Urine, Blood,
                                                                Resting EKG
                     --------------------------------------------------------
           $100,001-  Paramedical,  Paramedical,  Paramedical,  Paramedical,
            $350,000  Urine, Blood  Urine, Blood  Urine, Blood, Urine, Blood,
                                                  Resting EKG   Resting EKG
                     --------------------------------------------------------
 Policy    $350,001-  Paramedical,  Paramedical,  Paramedical,  Medical Exam,
 Amount     $500,000  Urine, Blood  Urine, Blood  Urine, Blood, Urine, Blood,
                                    Resting EKG   Stress EKG    Stress EKG
                     --------------------------------------------------------
           $500,001-  Paramedical,  Paramedical,  Medical Exam, Medical Exam,
           $1,000,000 Urine, Blood  Urine, Blood, Urine, Blood, Urine, Blood,
                                    Resting EKG   Stress EKG    Stress EKG
                     --------------------------------------------------------
           $1,000,001 Paramedical,  Medical Exam, Medical Exam, Medical Exam,
             and up   Urine, Blood, Urine, Blood, Urine, Blood, Urine, Blood,
                      Resting EKG   Stress EKG    Stress EKG    Stress EKG

Infolink Services Group -- Personal Health Interviews and Medical Record Collection

   Under the Infolink name, we offer personal health interviews and medical record collection, including attending physician statements, to our customers. Infolink reports are completed through highly automated, centrally located offices. During the first three quarters of 1999, we provided approximately 260,000 Infolink reports.

   Infolink reports can be ordered electronically, by fax or by phone. Approximately 50 full-time employees prepare all of the Infolink reports ordered by our customers from call centers in Austin, Texas; Philadelphia, Pennsylvania; and Louisville, Kentucky. These employees interview the applicant, his or her employer, and his or her business and personal associates. The report is then electronically transmitted or faxed to the insurance underwriter at its request. Our information systems allow us to tailor reports for each client's needs and reduce paperwork and turnaround time for our clients. We strive to deliver our Infolink reports back to the insurance company within two to three days from the time of request.

   In addition, life insurance companies may also require attending physician statements. In such cases, either a branch office or our central attending physician statement office in Chicago will contact the applicant's physician, clinic or hospital to request medical records, send a written request with payment and follow-up to confirm delivery of the information.

Heritage Labs

   In December 1998, we acquired a 55% interest in Heritage Labs, a laboratory providing testing services for the life insurance industry. Heritage Labs processes lab tests both for our customers and third-party health information service providers. This acquisition has enabled us to internalize the laboratory testing process and to offer our life insurance customers a one-stop source for their health information service needs. Combined with our existing automation, we believe Heritage Labs allows us to provide a seamless service of processing, gathering and testing health information for our life insurance customers.

   Insurance companies determine which laboratory will process the samples collected from their respective applicants. Since December 1998, we have added over 85 new customers for our Heritage Labs testing services bringing the total number of customers to over 130. The number of samples tested in December 1999 doubled to approximately 33,500 from 16,600 in December 1998.

Other Services

   Under the Healthdex tradename, we are developing services for pharmaceutical and biotechnology companies. Our goal is to leverage our health information expertise and branch network to provide outsourced information services to support clinical trials and data analysis. Currently our business in this area consists of performing chart review and monitoring clinical trials processes. Chart review entails collecting patient information from physician records and transmitting it to customers in formats requested by them. Clinical trials monitoring entails verifying investigator credentials and site locations, as well as assuring that proper informed consent processes are followed. In addition, we perform some ancillary services such as occupational health screening and substance abuse testing for corporations and other organizations outside of the insurance industry.

Our Network

   We believe our network of branch offices and contract affiliates is the most extensive in our industry. We can provide an examination to any applicant in any location in the United States.

   Our branch managers are responsible for the supervision of the local health information operations. Support staff coordinate examinations and reporting procedures and perform quality assurance functions. Branch sales personnel perform marketing and sales activities. Each branch office is automated with direct electronic connections to our home office in Basking Ridge, New Jersey. Orders are received by both branch offices and our corporate home office. Those orders received by our home office are electronically processed and routed to the appropriate branch. The branch office is responsible for scheduling the examination and assigning an examiner. The status of the examination is entered into the branch office system, then is retrieved and processed by the home office and made available to the customer. Once examination results are complete, they are faxed or mailed directly to the customer.

   We have 75 independent contract affiliates, 60 of which we added in the acquisition of PSA. Contract affiliates perform many of the same functions as our branch offices, but are independently owned and operated. Our contract affiliates provide our Portamedic services in assigned geographical areas throughout the United States and receive orders directly from our customers. Three of our contract affiliates have exclusive rights to provide examination services in areas that are not served by our branch offices. Each contract affiliate is responsible for compensating, training, hiring and supervising all of their personnel and must meet the same quality assurance standards of our branches, including necessary credentialing of their examiners. Our contract affiliates use a version of our system software that allows them to bill customers and obtain examination status reports.

Our Automation Systems

   As technology continues to advance the underwriting process, life insurance companies are demanding timely delivery of information from health information service providers. Our automation systems are designed to meet these demands by providing the following benefits.

Electronic Networking Capabilities Between Branch Offices

   We have developed a comprehensive, automated management information system, designed by our field personnel, that is now online in all branch offices. The system connects each branch and the home office, allowing us to send and receive orders, schedule examinations, and instantly and regularly monitor examination request status. The system enables personnel at our corporate headquarters to compile company-wide information regarding quality assurance standards, in addition to administrative, accounting and other management information.

Direct Electronic Links with our Customers

   Many of our customers communicate with us electronically through our Win Remote APS Paramedical Inspection Data (R.A.P.I.D.) system. Customers electronically place orders with us and receive personal interview reports through this system, reducing the turnaround time and cost associated with each order.

   We provide additional automation services to our customers through our Teledex service. Teledex is an automated service providing applicant information to our insurance customers on an expedited basis. When an insurance customer transmits an order through Teledex, a staff member pulls up a customer-specific underwriting questionnaire on his or her computer terminal and begins collecting applicant information, which includes a telephone interview with the applicant. Teledex has over 1,600 different, customer-specific underwriting questionnaires in its system, which enables us to provide customized reports for each customer in a matter of hours. This process is valuable to our customers because it allows them to begin the underwriting process upon receipt of our Teledex report, rather than waiting for an examiner to perform the examination, collect the data and then return the report and examination results. Teledex additionally receives and handles orders for attending physician statements.

   These customer links are designed to reduce paperwork, turnaround time and the chance that the insurance applicant will reconsider his or her buying decision by the time results are gathered.

Internet-based Ordering and Monitoring

   In addition to accessing Win R.A.P.I.D., customers can conduct business with us online through the Internet. Our online service enables customers to place orders and instantly and regularly monitor the status of a particular examination request. The benefits of this service to the customer are faster processing, 24-hour access, and easy order tracking. Customers gain access to our Portamedic Web site using a secure password. The status of exams is updated at the close of each business day and made available to the customer at the beginning of the next business day. The Internet has improved our customer service and has also lowered our processing costs by reducing the human interaction in the ordering process. This service is intended to complement telephone contact between our branches and insurance customers, and it provides an additional level of service that many of our customers desire. Management believes that we are the only health information services provider to offer this online service. Non-traditional insurance marketers, who employ a direct response approach to selling insurance products, particularly depend upon our ability to expedite their requests for service. Approximately 10% of our alternate distribution channel orders were placed through the Internet during the third quarter of 1999.

Quality Assurance Program

   The quality and reputation of personnel and operations are critical to the continued success of our business. Our successful implementation of quality assurance depends on our ability to recognize problems and solve them within a relatively short time period. To help do this, we employ a statistical quality control program, which allows us to monitor quality at many different levels of operation.

   At the branch office level, quality assurance specialists monitor examiner performance. Each examiner undergoes periodic evaluations to provide feedback and ensure that any recurring mistakes are remedied. Specialists also conduct regular audits of branch office quality controls to assist branch managers in improving their performance and the quality of services examiners perform.

   At the corporate headquarters level, quality assurance specialists monitor examiner performance twice each year through detailed statistical analyses of examination accuracy and reporting methodology. A quality assurance log created monthly by the corporate office tracks errors and problems with examinations and examiners, including lab errors, omissions on forms and misdirected transmission of results. The quality assurance specialists regularly evaluate examination procedures and consult with our insurance customers to address any specific problems and, where appropriate, suggest revisions to improve examination procedures and reports.

   We hire and contract with properly trained, experienced examiners. In addition, we have developed a database of over 1,000 credentialed physicians who are approved to perform medical examinations for our customers.

Sales and Marketing

   We market Portamedic and Infolink health information services on a national level through seven full-time sales representatives who call on senior underwriting executives at the home offices of insurance companies. Two of these sales representatives call exclusively on entities that distribute through alternate distribution channels. We serve approximately 700 life insurance companies, including their extensive network of agency, district, and brokerage offices. National sales representatives promote our consistently high quality of service and rapid response time to examination requests and are responsible for maintaining our position on each insurance company's approved list of examination providers. We regularly attend and occasionally sponsor customer conferences to provide national sales representatives with opportunities to further develop key relationships.

   At the local level, branch managers, and in certain offices, additional marketing personnel, market our services directly to the local insurance agents and managers, who have the authority to select examination providers from the list approved by the insurance companies' home offices. These local marketing efforts highlight the quality of our examiners and the speed and accuracy of our services, including the ability of each branch to quickly ascertain the status of each service request through our automated branch management information system.

Competition

   Management believes that we are the largest of the three national firms that focus primarily on providing paramedical and medical examinations, personal interviews and record collection to the life insurance industry. Our two largest competitors are Examination Management Services, Inc. and American Para Professional Systems. A significant number of regional and local firms also compete in our industry. Through our Heritage Labs subsidiary we also compete with laboratory testing providers, who typically do not provide other health information services such as paramedical and medical examinations, personal interviews and record collection.

   Although we have exclusive relationships with a small number of our customers, companies traditionally use two or more health information services providers. This means we face direct competition from our competitors who have existing relationships with many of our customers. Our ability to retain customers will depend on our continued ability to serve their needs and distinguish ourselves from our competitors. In management's opinion, the principal competitive factors in our market are:

  .  quality of service and examinations;

  .  timeliness of examination process and communication of results;

  .  geographic breadth of coverage;

  . automation and connectivity between health information providers and insurers; and

  .  price.

   More recently, technological capabilities have become much more important to meeting our customers' needs. We are continually enhancing and expanding our technology and network infrastructure to accommodate our customers' changing needs, including the electronic ordering of our services and online status checks. We are also adapting to the technological needs of insurance companies which are beginning to rely more on alternate distribution channels, including the Internet, to sell their products.

Service Marks and Trademarks

   We have registered several service marks, including "Portamedic(R)," "Healthdex(R)" and "Teledex(R)," and have filed applications to register "Infolink" and the Hooper Holmes logo with the United States Patent and Trademark Office. Our rights to these marks will continue as long as we comply with the usage, renewal filing and other legal requirements relating to the renewal of service marks. We also have a non-exclusive license to use the name "PSA" solely in connection with the business we acquired from PSA, for one year after the closing. We intend to use the "PSA" name to facilitate the integration of PSA's business into ours.

Personnel

   With the acquisition of PSA, we employ approximately 1,500 full-time and 1,500 part-time employees, including 1,300 examiners, none of whom is represented by a collective bargaining agreement. We also contract with over 7,400 medically trained examiners, and utilize the services of 75 contract affiliates. We hire and contract with properly trained, experienced and, when required, licensed or certified examiners. Our ability to recruit skilled personnel is essential to our continued growth and success. Management attributes our success in recruiting skilled personnel in our health information services business to the flexible work schedules and varied work assignments we offer our examiners. Management believes that these factors will enable us to continue to attract and retain qualified personnel.

Government Regulation

   Certain aspects of our business are regulated by the states in which we operate and, to a lesser extent, by the federal government. In addition to licensing and certification requirements for our examiners, we are subject to regulations governing various aspects of our services, including needle disposal and specimen handling procedures, and licensing and FDA requirements governing Heritage Labs and our examination kits. Management is not aware of any pending federal or state environmental laws or regulations that would have a material adverse effect on our business or competitive position or that would require material capital expenditures on our part to effect compliance.

Insurance and Legal Proceedings

   Claims made against us arising in the course of providing health information services have not resulted in any material liability to date. We carry liability insurance in coverage amounts that we believe is customary in our business. There can be no assurance, however, that such coverage will be sufficient to cover claims made against us, that adequate insurance coverage will continue to be available to us, or that insurance coverage will be available on favorable terms. Our insurance coverage includes occurrence-based medical professional liability insurance and claims-made non-medical professional liability insurance, a property insurance policy, a general liability policy, and an umbrella insurance policy.

   We are a party to a number of legal actions arising in the ordinary course of business. In the opinion of management, we have adequate legal defense and/or insurance coverage respecting each of these actions and do not believe their ultimate disposition will materially affect our consolidated results of operations or financial position.

   In the past, some state agencies have claimed that we improperly classified our examiners as independent contractors for purposes of state unemployment tax laws and that we were therefore liable for arrears of taxes, or for penalties for failure to comply with these laws. We have recently received an adverse determination in California on an unemployment tax issue and are currently appealing that decision. Other similar state claims are also pending or have been resolved. We have prevailed in four of these states, and we have re-classified our independent contractors as employees in two states. We also recently settled with another state and intend to remit unemployment taxes for certain types of independent contractors in that state. These adverse determinations have not had a material adverse effect on our business.

Description of Property

   We own a five-building complex located at 170 Mt. Airy Road, Basking Ridge, New Jersey. Of approximately 53,000 total square feet of office space, we maintain our operations in approximately 43,500 square feet and the balance is leased or available for lease to several tenants. Management believes that this arrangement provides for our foreseeable expansion needs.

   We lease our field offices under a number of operating leases with varying terms and expirations.

                       DIRECTORS AND EXECUTIVE OFFICERS

   The names, ages and positions of the directors and executive officers of Hooper Holmes are as follows:

 Name                  Age Position
 ----                  --- --------
 James M. McNamee       54 Chairman of the Board, President and Chief
                           Executive Officer
 Paul W. Kolacki        57 Executive Vice President and Chief Operating
                           Officer
 Fred Lash              54 Senior Vice President, Chief Financial Officer and
                           Treasurer
 Robert William Jewett  47 Senior Vice President, General Counsel and
                           Secretary
 G. Earle Wight         66 Senior Vice President and Director
 Benjamin A. Currier    65 Director
 Quentin J. Kennedy     66 Director
 John E. Nolan          72 Director
 Elaine L. Rigolosi     55 Director
 Kenneth R. Rossano     64 Director

   James M. McNamee. Mr. McNamee, age 54, has served as Chairman of the Board of Directors of Hooper Holmes since 1996 and as our President and Chief Executive Officer since 1984. He has been an employee of Hooper Holmes since 1968, an officer since 1979 and a director since 1984. Mr. McNamee is a member of our Executive Committee and our Nominating Committee.

   Paul W. Kolacki. Mr. Kolacki, age 57, has served as Executive Vice President and Chief Operating Officer of Hooper Holmes since 1998. He has been Executive Vice President of our Portamedic Health Information Services Division since 1991, and has been an employee of Hooper Holmes since 1964. Mr. Kolacki has recently announced his retirement effective March 31, 2000. It is anticipated that he will continue to serve the Company as a consultant following his retirement.

   Fred Lash. Mr. Lash, age 54, has served as Senior Vice President of Hooper Holmes since 1993, as Chief Financial Officer since 1989 and as Treasurer since 1987. Mr. Lash was previously employed by Wallace and Tiernan Division of Pennwalt Corporation as Manager of Accounting, and then as Financial Manager of the Division from 1972-1987, and served in the U.S. Air Force from 1968-1972.

   Robert William Jewett. Mr. Jewett, age 47, has served as Senior Vice President and General Counsel of Hooper Holmes since 1991 and as Secretary since 1983. He has been an employee of Hooper Holmes since 1981. Prior to joining Hooper Holmes, Mr. Jewett served as a corporate attorney at The Hanover Insurance Company from 1979-1981, and as an associate at the law firm of Reardon & Reardon from 1978-1979.

   G. Earle Wight. Mr. Wight, age 66, has served as Senior Vice President of Hooper Holmes since 1985 and has been a director since 1966. He joined Hooper Holmes as an inspector in 1952, and has been performing various sales and marketing functions since then. Mr. Wight is a member of our Nominating Committee.

   Benjamin A. Currier. Mr. Currier, age 65, was Senior Vice President of Operations for Security Life of Denver Insurance Company, a subsidiary of ING/Barings, in Denver, Colorado prior to his retirement in 1997. Mr. Currier was Vice President, Allstate Life Insurance Company from 1978 to 1995. He has been a director of Hooper Holmes since 1996, and is a member of our Audit Committee and the Executive Compensation Committee.

   Quentin J. Kennedy. Mr. Kennedy, age 66, was Executive Vice President, Secretary, Treasurer and Director of Federal Paper Board Company in Montvale, New Jersey until his retirement in 1996. He had served in various executive positions with Federal Paper Board since 1960. Mr. Kennedy has been a director of Hooper Holmes since 1991. He is a member of our Executive Committee and our Executive Compensation Committee.

   John E. Nolan. Mr. Nolan, age 72, is a partner in the law firm of Steptoe & Johnson LLP, Washington, D.C. and has been engaged in the practice of law since 1956. He has been a director of Hooper Holmes since 1971, and is a member of our Audit Committee and the Executive Committee. Mr. Nolan also serves on the Board of Directors of Iomega Corporation.

   Elaine L. Rigolosi. Dr. Rigolosi, Ed.D, J.D., age 55, is Professor, Department of Organization and Leadership, Teachers College, Columbia University. She has been associated with Columbia University since 1976, and has maintained a private consulting practice in management for health care organizations since 1974. Dr. Rigolosi has been a director of Hooper Holmes since 1989, and is a member of our Audit Committee and our Executive Compensation Committee.

   Kenneth R. Rossano. Mr. Rossano, age 64, is a consultant to Cassidy & Associates in Boston, Massachusetts. From 1992 to 1999, he was Senior Vice President of Cassidy & Associates. From 1991 to 1992, he was Vice President, Development, Massachusetts Higher Education Assistance Corporation in Boston, Massachusetts. He has been a director of Hooper Holmes since 1967, and is a member of our Executive Committee and our Nominating Committee. Mr. Rossano is also a director of Psy-Ed Corporation and A+ America, Inc.

   Messrs. Wight and Rossano are brothers-in-law.

   Upon Mr. Kolacki's retirement, overall field operating responsibilities will be assumed by Mr. Mario Cavezza as Senior Vice President and General Manager of Branch and Affiliate Operations effective April 1, 2000. Mr. Cavezza, age 52, has been Senior Vice President and Regional Manager of the Northern Region since 1997, and has been in various field supervisory positions since 1977. He has been an employee of Hooper Holmes since 1968.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following tables provide certain information with respect to the beneficial ownership of our common stock as of December 31, 1999, both before and after giving effect to the sale of shares of common stock in this offering, excluding over-allotment options, if any, for the following:

  .  all of Hooper Holmes' directors and executive officers;

  .  all directors and executive officers of Hooper Holmes as a group; and

  . all those known by us to be beneficial owners of more than 5% of our common stock.

   The table below has been prepared on the assumption that the underwriters do not exercise their over-allotment option in full or in part. If the underwriters exercise their over-allotment option in full, then a trust for which Mr. McNamee, our Chairman, President and Chief Executive Officer, is the trustee will sell 15,000 shares, and Mr. Kolacki, our Executive Vice President and Chief Operating Officer, will exercise options to obtain 62,500 shares to sell in the offering.

Name of                     Number of Shares    Percentage Owned Percentage Owned
Beneficial Owner         Beneficially Owned (1) Before Offering   After Offering
----------------         ---------------------- ---------------- ----------------
James M. McNamee........       1,714,908(2)           5.63%            5.13%
Kenneth R. Rossano......         696,376(3)           2.39%            2.17%
G. Earle Wight..........         500,124(4)           1.72%            1.56%
Fred Lash...............         208,068(5)            *                *
Paul W. Kolacki.........         196,948(6)            *                *
John E. Nolan...........          80,000(7)            *                *
Quentin J. Kennedy......          74,000(7)            *                *
Elaine L. Rigolosi......          54,200(8)            *                *
Robert William Jewett...          49,200(9)            *                *
Benjamin A. Currier.....          30,760(10)           *                *
All executive officers
 and directors
as a group (10
 persons)...............       3,604,584(11)         11.58%           10.56%
Lord Abbett & Company...       1,737,000              5.97%            5.41%

--------
  *  Less than 1%
 (1) Includes shares, if any, held by or for a spouse or minor children or as a trustee. Unless otherwise indicated, the director or 5% stockholder possesses sole investment and voting power in respect of these shares.
 (2) Includes 249,604 shares held by Mr. McNamee and his spouse Patricia as joint tenants, 52,240 shares held by Mr. McNamee's spouse, Patricia, and 7,064 shares held by Mr. McNamee's spouse Patricia as custodian for Sean McNamee, their minor child. Also includes 36,000 shares held by the Trust under the will of Eileen Rooney FBO Kevin Rooney, of which Mr. McNamee is Trustee with sole voting and dispositive power. Also includes 1,367,000 shares underlying options that are currently exercisable or which will become exercisable within 60 days. Assuming the over-allotment option is exercised in full, the Trust will sell 15,000 of these shares, and Mr. McNamee will beneficially own 1,699,908 shares, or 5.02% after the offering.
 (3) Includes 256,726 shares held by Mr. Rossano's spouse, Cynthia, and 338,602 shares held by The Cynthia W. Rossano 1991 Trust, of which Mr. and Mrs. Rossano are trustees with sole voting and dispositive power. Also includes 60,000 shares underlying options that are currently exercisable or which will become exercisable within 60 days.

 (4) Includes 304,172 shares held by the Lucile K. Wight Trust, of which Mr. Wight is trustee with sole voting and dispositive power, and 177,180 shares held by 874367 Ontario, Inc., a corporation of which Mr. Wight and his spouse Sonia are sole shareholders.
 (5) Includes 1,200 shares held by Mr. Lash and his spouse, Suzanne, as joint tenants. Also includes 199,200 shares underlying options that are currently exercisable or which will become exercisable within 60 days.
 (6) Includes 1,600 shares held by Mr. Kolacki and his spouse, Sandra, as joint tenants. Also includes 184,000 shares underlying options that are currently exercisable or which will become exercisable within 60 days. Assuming exercise of the over-allotment option in full, Mr. Kolacki will exercise options for 62,500 shares to sell in this offering and will beneficially own 134,448 shares after the offering.
 (7) Includes 60,000 shares underlying options that are currently exercisable or which will become exercisable within 60 days.
 (8) Includes 1,800 shares held by Ms. Rigolosi's spouse, Robert. Also includes 50,000 shares underlying options that are currently exercisable or which will become exercisable within 60 days.
 (9) Includes 48,700 shares underlying options that are currently exercisable or which will become exercisable within 60 days.
(10) Includes 20,000 shares underlying options that are currently exercisable or which will become exercisable within 60 days.
(11) Includes shares owned individually by each officer and director in the group as well as shares indirectly owned by such persons as trustee of various trusts; however, where more than one officer or director is a trustee of the same trust, the total number of shares owned by such trust is counted only once in determining the amount owned by all officers and directors as a group. Also includes 2,048,900 shares underlying options that are currently exercisable or which will become exercisable within 60 days.

                   DESCRIPTION OF THE SENIOR CREDIT FACILITY

   On October 29, 1999, we entered into a $100 million Amended and Restated Revolving Credit and Term Loan Agreement with a group of bank lenders, with First Union National Bank serving as the lead arranger and administrative agent.

   The $65 million term loan was used solely in connection with the purchase of the assets of PSA. The term loan requires interest payments only during the first 18 months, five principal payments of $10 million each on April 30, 2001 through 2005 and a final payment of $15 million on January 31, 2006. The term loan also requires a mandatory prepayment equal to 33% of the net cash proceeds from public or private sales of our equity or debt securities. The $35 million revolving loan matures on October 31, 2002. We have not borrowed any funds under the revolving loan.

   Both the term loan and the revolving loan bear interest at either the prime rate minus 1/2% to plus 1/4% or LIBOR plus 3/4% to 1 3/4%, depending on the ratio of our consolidated funded debt (as defined in the senior credit facility) to our earnings before interest, taxes, depreciation and amortization. Interest is currently payable on the term loan at an effective annual interest rate of 7.535% for the period from November 4, 1999 through February 4, 2000. We can prepay either loan without penalty at any time.

   The loan agreement contains customary affirmative and negative covenants, including limitations on indebtedness, liens, investments, dividends, stock repurchases and other specified transactions and payments. These covenants also include a specified minimum interest coverage ratio, a maximum ratio of total debt to EBITDA, as defined in the senior credit facility, and a minimum fixed charge coverage ratio.

   The loan agreement also specifies various customary events of default including nonpayment of principal, interest or fees, violation of covenants, incorrectness of representations and warranties and events such as a change of control or bankruptcy.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement among Hooper Holmes, the selling stockholders and the representatives on behalf of the underwriters, the underwriters have agreed severally to purchase from Hooper Holmes the following number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
A.G. Edwards & Sons, Inc..............................................
Dain Rauscher Incorporated............................................
The Robinson-Humphrey Company, LLC....................................
SG Cowen Securities Corporation.......................................
                                                                       ---------
  Total............................................................... 3,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of such shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

   The representatives of the underwriters have advised Hooper Holmes that they propose to offer such shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at
such price less a concession not in excess of $    per share. The underwriters
may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

   Pursuant to the underwriting agreement, Hooper Holmes and the selling stockholders have granted to the underwriters an option, exercisable for thirty
(30) days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments.

   To the extent that the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares in such table, and Hooper Holmes and the selling stockholders will be obligated, pursuant to the option, to sell such shares, on a pro rata basis, to the underwriters.

   Hooper Holmes and each of its directors and executive officers, the related interests of such directors and executive officers and the selling stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of such 90-day period. There are, however, no agreements between A.G. Edwards and these parties that would allow them to do so as of the date of this prospectus.

   The following table summarizes the discounts and commissions that Hooper Holmes and, if the over-allotment option is exercised, the selling stockholders will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                  Paid by       Paid by Selling
                                               Hooper Holmes     Stockholders
                                             ----------------- -----------------
                                                No      Full      No      Full
                                             Exercise Exercise Exercise Exercise
                                             -------- -------- -------- --------
Per Share...................................  $        $       $     --  $
Total.......................................  $        $       $     --  $

   Hooper Holmes expects to incur expenses of approximately $750,000 in connection with this offering.

   Hooper Holmes and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

   If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the underwriters may reduce the short position by purchasing shares of common stock in the open market. This is known as a "syndicate covering transaction". The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

   Neither Hooper Holmes nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Hooper Holmes nor the representatives make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   Each of A.G. Edwards & Sons, Inc. and Dain Rauscher Incorporated has served, and may in the future serve, as a financial advisor to Hooper Holmes from time to time.

                                 LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed upon for us by Steptoe & Johnson LLP, Washington, D.C., and for the underwriters by Bryan Cave LLP, St. Louis, Missouri. Mr. John E. Nolan, a director of the Company, is a member of the law firm of Steptoe & Johnson LLP, which performs legal services for us.

                                    EXPERTS

   The consolidated financial statements of Hooper Holmes, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The statement of direct revenues and direct operating expenses for the paramedical exam business of ChoicePoint Inc. for the year ended December 31, 1997, incorporated by reference in this prospectus, have been so included from our current report on Form 8-K/A filed with the SEC on January 14, 2000 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

   The financial statements of PSA appearing in Hooper Holmes Inc.'s Current Report on Form 8-K/A filed with the SEC on January 14, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                           FORWARD LOOKING STATEMENTS

   This prospectus contains forward looking statements which involve risks and uncertainties. Such forward looking statements include:

  .  our belief that we will successfully integrate PSA's business;

  . our belief that trends in the life insurance industry will positively affect our business;

  . our belief that our branch network and technological infrastructure will enable us to significantly increase the volume of our services with only a marginal increase in our branch operating costs;

  . our belief that we will be able to continue to attract and retain qualified personnel;

  . our belief that the ultimate disposition of the legal actions pending against us will not materially affect our consolidated results of operations or financial position;

  .  how we will pursue our growth strategy;

  .  our dividend policy; and

  . other statements preceded by, followed by or that include the words "believe," "expect," "intend," "anticipate," "potential," "may," "will," "estimate," "goal," "plan" and other similar expressions.

   We claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 for the foregoing statements. The following important factors, in addition to those discussed elsewhere in this prospectus, could affect our future results and could cause those results to differ materially from those expressed in the forward looking statements:

  .  our ability to successfully integrate the assets we purchased from PSA;

  .  the uncertainty of future profits;

  . the uncertainty of insurance applicants' acceptance of alternate distribution channels;

  .  our lack of long-term and exclusive contracts with our customers;

  .  obsolescence of our computer systems;

  .  a decrease in the number of life insurance applications;

  .  our dependence on the life insurance industry;

  .  changes in pricing by the life insurance industry;

  .  competition in the health information services industry;

  . our ability to safeguard confidential data of our customers and life insurance applicants;

  . risks associated with compliance with applicable federal and state laws, including those concerning independent contractors and employees;

  .  risks associated with technological change;

  .  our dependence on key personnel and successful management transition;

  .  risks associated with intellectual property and proprietary technology;
     and

  .  other risks described in "Risk Factors."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. With respect to this offering of common stock, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is one part of that registration statement. You may read and copy the registration statement and the reports, proxy statements and other information concerning Hooper Holmes at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information that companies, such as Hooper Holmes, file electronically with the SEC. The address of this Internet site is: http://www.sec.gov.

   We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus, except for exhibits to the information incorporated by reference unless those exhibits are specifically incorporated by reference herein. You can request this information by writing or calling us at: 170 Mt. Airy Road, Basking Ridge, New Jersey 07920; telephone (908) 766-5000,
Attention: Robert William Jewett, Secretary, Hooper Holmes, Inc.

                     INFORMATION INCORPORATED BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. The following documents, previously filed by us with the SEC (File No. 1-9972) pursuant to the Exchange Act, are hereby incorporated by reference:

  (1) Our Annual Report on Form 10-K for the year ended December 31, 1998.

  (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, andSeptember 30, 1999.

  (3) Our Current Report on Form 8-K filed with the SEC on September 17,
  1999.

  (4) Our Current Report on Form 8-K filed with the SEC on November 12, 1999.

  (5) An amendment to our Current Report on Form 8-K/A filed with the SEC on January 14, 2000.

  (6) The description of our common stock contained in the Registration Statement on Form 8-A filed by us with the SEC on July 1, 1988, as updated in our Prospectus dated September 1991, together with all amendments or reports filed for the purpose of updating such description.

   In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all of the shares offered hereby have been sold or which deregisters all shares remaining unsold shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be supplemented, modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein supplements, modifies or supersedes such statement. Any such statement so supplemented, modified or superseded shall not be deemed to constitute a part of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page
                                                                       --------
Audited Consolidated Financial Statements
Independent Auditors' Report.........................................       F-2
Consolidated Balance Sheets as of December 31, 1998 and 1997.........       F-3
Consolidated Statements of Income for the years ended December 31,
 1998, 1997 and 1996.................................................       F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1998, 1997
 and 1996............................................................       F-5
Consolidated Statements of Cash Flows for the years ended December
 31, 1998, 1997 and 1996.............................................       F-6
Notes to Consolidated Financial Statements...........................  F-7-F-14
Unaudited Consolidated Financial Statements
Consolidated Balance Sheet as of September 30, 1999..................      F-15
Consolidated Statements of Income for the nine months ended September
 30, 1999 and 1998...................................................      F-16
Consolidated Statements of Cash Flows for the nine months ended
 September 30, 1999 and 1998.........................................      F-17
Notes to Unaudited Consolidated Financial Statements.................      F-18

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Hooper Holmes, Inc.

   We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Short Hills, New Jersey                   /s/ KPMG LLP
February 18, 1999

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
ASSETS
Current assets:
 Cash and cash equivalents............................. $29,752,361 $13,159,431
 Accounts receivable...................................  18,145,856  18,520,347
 Other current assets..................................   5,396,202   2,481,818
                                                        ----------- -----------
   Total current assets................................  53,294,419  34,161,596
                                                        ----------- -----------
 Property, plant and equipment.........................  22,487,225  20,498,119
 Less: Accumulated depreciation and amortization.......  14,166,163  12,050,903
                                                        ----------- -----------
                                                          8,321,062   8,447,216
                                                        ----------- -----------
 Goodwill (net of accumulated amortization of
  $4,243,606 in 1998 and $3,460,240 in 1997)...........  16,398,245  15,089,108
                                                        ----------- -----------
 Intangible assets (net of accumulated amortization of
  $5,714,039 in 1998 and $4,053,440 in 1997)...........   6,728,112   7,647,711
                                                        ----------- -----------
 Other assets..........................................     274,547     595,486
                                                        ----------- -----------
                                                        $85,016,385 $65,941,117
                                                        =========== ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Note payable.......................................... $   450,000 $        --
 Accounts payable......................................   6,606,518   5,577,158
 Accrued expenses:
  Insurance benefits...................................   1,662,747   1,969,403
  Salaries, wages and fees.............................   2,356,582   1,935,277
  Payroll and other taxes..............................     204,893     170,152
  Income taxes payable.................................   3,315,758     610,487
  Discontinued operations..............................   2,845,007     573,970
  Other................................................   2,377,001   2,944,248
                                                        ----------- -----------
   Total current liabilities...........................  19,818,506  13,780,695
                                                        ----------- -----------
 Deferred income taxes.................................   2,518,487   3,641,051
 Minority interest.....................................     385,441          --
                                                        ----------- -----------
 Commitments and contingencies
 Stockholders' equity:
  Common stock, par value $.04 per share; authorized
   80,000,000 shares, issued 28,379,964 in 1998 and
   13,939,115 in 1997..................................   1,135,198     557,565
 Additional paid-in capital............................  29,515,099  27,079,265
 Retained earnings.....................................  32,616,294  20,901,043
                                                        ----------- -----------
                                                         63,266,591  48,537,873
 Less: Treasury stock at cost, 104,332 shares in 1998
  and 6,732 shares in 1997.............................     972,640      18,502
                                                        ----------- -----------
   Total stockholders' equity..........................  62,293,951  48,519,371
                                                        ----------- -----------
                                                        $85,016,385 $65,941,117
                                                        =========== ===========

          See accompanying notes to consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                             Years ended December 31,
                                      ----------------------------------------
                                          1998          1997          1996
                                      ------------  ------------  ------------
Revenues............................  $185,209,776  $165,352,706  $156,253,763
Cost of operations..................   129,261,234   119,193,062   117,959,274
                                      ------------  ------------  ------------
  Gross profit......................    55,948,542    46,159,644    38,294,489
Selling, general and administrative
 expenses...........................    30,356,166    29,815,579    29,718,867
                                      ------------  ------------  ------------
 Operating income...................    25,592,376    16,344,065     8,575,622
Other income (expense):
 Interest expense...................        (3,391)     (168,266)   (1,394,038)
 Interest income....................       768,476       295,765       348,153
 Other income, net..................       (88,171)      419,899       328,035
                                      ------------  ------------  ------------
                                           676,914       547,398      (717,850)
Income before income taxes..........    26,269,290    16,891,463     7,857,772
                                      ------------  ------------  ------------
 Income taxes.......................    12,084,000     8,121,000     3,772,000
                                      ------------  ------------  ------------
 Income from continuing operations..    14,185,290     8,770,463     4,085,772
                                      ------------  ------------  ------------
Discontinued operations
 Loss on disposal, net of taxes.....    (1,485,000)           --            --
                                      ------------  ------------  ------------
  Net income........................  $ 12,700,290  $  8,770,463  $  4,085,772
                                      ============  ============  ============
Earnings per share -- basic:
 Income from continuing operations..  $        .50  $        .32  $        .15
 Discontinued operations -- net of
  taxes.............................          (.05)           --            --
                                      ------------  ------------  ------------
  Net income........................  $        .45  $        .32  $        .15
                                      ============  ============  ============
Earnings per share -- diluted:
 Income from continuing operations..  $        .48  $        .31  $        .15
 Discontinued operations -- net of
  taxes.............................          (.05)           --            --
                                      ------------  ------------  ------------
  Net income........................  $        .43  $        .31  $        .15
                                      ============  ============  ============
Weighted average shares -- basic....    28,120,685    27,536,668    26,910,876
Weighted average shares -- diluted..    29,859,710    28,564,132    27,243,802

  Per share calculations are adjusted to reflect the two-for-one stock splits effective August 22, 1997 and January 8, 1999.

          See accompanying notes to consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 1996, 1997 and 1998

                              Common Stock
                          --------------------- Additional
                          Number of               Paid-in     Retained    Treasury
                            Shares     Amount     Capital     Earnings      Stock       Total
                          ---------- ---------- -----------  -----------  ---------  -----------
Balance, December 31,
 1995...................   6,744,422 $  269,777 $24,080,988  $ 9,138,401  $(357,153) $33,132,013
                          ---------- ---------- -----------  -----------  ---------  -----------
Net income..............                                       4,085,772               4,085,772
Cash dividends ($.015
 per share).............                                        (403,818)               (403,818)
Issuance of stock
 award..................                              2,405                  29,470       31,875
Exercise of stock
 options................      47,037      1,881     349,300                 309,181      660,362
Exercised stock option
 tax benefit............                            213,252                              213,252
                          ---------- ---------- -----------  -----------  ---------  -----------
Balance, December 31,
 1996...................   6,791,459    271,658  24,645,945   12,820,355    (18,502)  37,719,456
                          ---------- ---------- -----------  -----------  ---------  -----------
Net income..............                                       8,770,463               8,770,463
Cash dividends ($.026
 per share).............                                        (689,775)               (689,775)
Exercise of stock
 options................     190,806      7,632   1,745,782                            1,753,414
Exercised stock option
 tax benefit............                            665,569                              665,569
Issuance of shares for
 employee stock purchase
 plan...................      33,268      1,331     298,913                              300,244
Two-for-one stock split
 effective August 22,
 1997...................   6,923,582    276,944    (276,944)                                  --
                          ---------- ---------- -----------  -----------  ---------  -----------
Balance, December 31,
 1997...................  13,939,115    557,565  27,079,265   20,901,043    (18,502)  48,519,371
                          ---------- ---------- -----------  -----------  ---------  -----------
Net income..............                                      12,700,290              12,700,290
Cash dividends ($.036
 per share).............                                        (985,039)               (985,039)
Issuance of stock
 award..................       2,000         80      38,170                               38,250
Exercise of stock
 options................     208,415      8,336   1,244,633                            1,252,969
Exercised stock option
 tax benefit............                          1,398,000                            1,398,000
Issuance of shares for
 employee stock purchase
 plan...................      40,452      1,618     322,630                              324,248
Purchase of treasury
 stock..................                                                   (954,138)    (954,138)
Two-for-one stock split
 effective January 8,
 1999...................  14,189,982    567,599    (567,599)                                  --
                          ---------- ---------- -----------  -----------  ---------  -----------
Balance, December 31,
 1998...................  28,379,964 $1,135,198 $29,515,099  $32,616,294  $(972,640) $62,293,951
                          ========== ========== ===========  ===========  =========  ===========

  Per share amounts are adjusted to reflect the two-for-one stock splits effective August 22, 1997 and January 8, 1999.

          See accompanying notes to consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Years ended December 31,
                                        --------------------------------------
                                           1998         1997          1996
                                        -----------  -----------  ------------
Cash flows from operating activities:
  Net income..........................  $12,700,290  $ 8,770,463  $  4,085,772
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Loss on disposal....................    1,485,000           --            --
  Depreciation and amortization.......    4,704,540    5,022,569     5,071,692
  Provision for bad debt expense......      130,000      480,000       380,000
  Deferred tax expense (benefit)......   (2,804,000)     105,478      (467,448)
  Issuance of stock awards............       38,250           --        31,875
  Loss on sale of fixed assets........       67,237       61,448        58,313
Change in assets and liabilities, net
 of effect from acquisitions of
 businesses:
  Accounts receivable.................      715,604     (869,320)    6,456,636
  Other assets........................     (566,046)   2,324,305     1,038,631
  Income tax receivable...............           --           --     8,004,039
  Accounts payable and accrued
   expenses...........................    5,138,185      685,627    (8,347,222)
                                        -----------  -----------  ------------
  Net cash provided by operating
   activities.........................   21,609,060   16,580,570    16,312,288
                                        -----------  -----------  ------------
Cash flows from investing activities:
  Net proceeds including escrow funds
   from dispositions..................           --           --    15,000,000
  Business acquisitions, net of cash
   acquired...........................   (2,820,352)          --       (37,500)
  Capital expenditures, net of
   disposals..........................   (1,833,818)  (1,441,469)   (1,103,601)
                                        -----------  -----------  ------------
  Net cash (used in) provided by
   investing activities...............   (4,654,170)  (1,441,469)   13,858,899
                                        -----------  -----------  ------------
Cash flows from financing activities:
  Issuance of long-term debt..........           --           --    19,000,000
  Principal payments on long-term
   debt...............................           --   (6,280,000)  (47,770,000)
  Proceeds from employee stock
   purchase plan......................      324,248      300,244            --
  Proceeds related to the exercise of
   stock options......................    1,252,969    1,753,414       873,614
  Treasury stock acquired.............     (954,138)          --            --
  Dividends paid......................     (985,039)    (689,775)     (403,818)
                                        -----------  -----------  ------------
  Net cash used in financing
   activities.........................     (361,960)  (4,916,117)  (28,300,204)
                                        -----------  -----------  ------------
  Net increase in cash and cash
   equivalents........................   16,592,930   10,222,984     1,870,983
  Cash and cash equivalents at
   beginning of year..................   13,159,431    2,936,447     1,065,464
                                        -----------  -----------  ------------
  Cash and cash equivalents at end of
   year...............................  $29,752,361  $13,159,431  $  2,936,447
                                        ===========  ===========  ============
Supplemental disclosure of cash flow
 information
Cash paid during the year for:
  Interest............................  $        --  $   179,318  $  1,668,018
  Income taxes........................  $11,573,729  $ 7,740,392  $  1,955,316

          See accompanying notes to consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of Hooper Holmes, Inc. and its majority owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

 Description of the Business

   The Company provides health information services to the life insurance industry. The Company's network of experienced medical professionals conduct physical examinations, testing, and personal health interviews, primarily for the life insurance industry. Information gathered in these activities is used by insurance underwriters to assess risks and make informed decisions. The Company is subject to certain risks and uncertainties as a result of changes that could occur in the life insurance industry's underwriting requirements and standards, and in the Company's customer base.

 Use of Estimates

   The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

 Long-Lived Assets

   Long-lived assets consist of property, plant and equipment, goodwill, and identifiable intangibles.

   The Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any, using discounted cash flows.

   Property, plant and equipment are carried at cost. Depreciation is computed using the straight line method over the assets estimated useful life. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

   Goodwill and intangible assets are being amortized using the straight line method over lives ranging from 10-25 years and 1-15 years, respectively.

 Earnings Per Common Share

   Basic earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents (1,739,025, 1,027,464 and 332,926 for 1998, 1997 and 1996,
respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share period amounts have also been restated for the January 8, 1999 and August 22, 1997 stock splits (see note 10 "Capital Stock").

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

 Revenues

   Revenues from services rendered are recognized when services are performed.

 Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

 Concentration of Credit Risk

   The Company's accounts receivable are due primarily from insurance companies. No one customer accounts for more than 10% of revenues.

 Fair Value of Financial Instruments

   For all financial instruments, at December 31, 1998 and 1997, their carrying value approximates fair value due to the short maturity of these instruments.

 Employee Stock Options

   Employee non-qualified stock options are granted with an exercise price equal to the market price and, therefore, compensation expense is not recognized on the issuance of employee stock options.

 Advertising

   Costs related to space in publications are expensed the first time the advertising occurs. Advertising expense was approximately $149,000, $161,000, and $285,000 in 1998, 1997, and 1996, respectively.

 Reclassification

   Certain 1997 amounts were reclassified to conform with the 1998 presentation.

Note 2 -- Discontinued Operations

   In 1995, the Company transferred substantially all of the assets and business of its Nurse's House Call health care division (the "NHC Division") to Olsten Corporation, (the "NHC Transaction"), pursuant to an Agreement of Acquisition between the Company and Olsten, dated May 26, 1995. The transaction closed September 29, 1995. Pursuant to the Acquisition Agreement, Olsten transferred to the Company all of the issued and outstanding capital stock of American Service Bureau, Inc., which was engaged in the business of providing paramedical examinations and related services to the life and health insurance industries under the name ASB Meditest ("ASB Meditest"), approximately $27.3 million in cash, and assumed certain specified liabilities of approximately $5.1 million relating to the NHC Division.

   In 1995, the Company recorded a loss in the amount of $10.3 million, net of tax benefits of $7.6 million, on the disposal of the NHC Division. The Company recorded a provision for certain costs related to the disposal including the transaction loss, severance and other expenses, transaction fees, and accounts receivable collection fees. During the fourth quarter of 1998, the Company recorded an additional after tax charge of $1.5 million, net of a tax benefit of $1.3 million. The charge resulted from residual worker's compensation charges and certain reimbursement issues associated with the NHC Division.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

Note 3 -- Acquisitions and Dispositions

   On August 12, 1998, the Company acquired specific assets of a health information services company. The purchase price was $750,000. Cost in excess of net assets acquired of approximately $597,000 is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $150,000, and is being amortized over 5 years.

   On November 30, 1998, the Company acquired a 55% ownership interest in Heritage Labs International LLC, a national provider of laboratory testing services, primarily to life and health insurance companies. The purchase price was approximately $1.8 million. Cost in excess of net assets acquired of approximately $1.4 million is being amortized over 15 years. Additionally, a non-competition agreement was entered into in the amount of $.2 million, and is being amortized over 3 years.

   The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of the acquisitions has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations from the date of purchase. The results of operations for 1998 or 1997 would not be materially different if these acquisitions had occurred on January 1, 1997.

Note 4 -- Accounts Receivable

   Accounts receivable are net of an allowance for doubtful accounts in the amount of $1,091,499 and $872,114 in 1998 and 1997, respectively.

Note 5 -- Property, Plant and Equipment

   Property, Plant and Equipment consists of the following:

                                                                     Estimated
                                          December 31, December 31, Useful Life
                                              1998         1997      In Years
                                          ------------ ------------ -----------
   Land and improvements................. $    591,213 $    591,213    10-20
   Building and improvements.............    4,550,903    4,231,689    10-45
   Furniture, fixtures and equipment.....   17,345,109   15,675,217     3-10
                                          ------------ ------------
                                          $ 22,487,225 $ 20,498,119
                                          ============ ============

Note 6 -- Long Term Debt

   The Company's revolving loan facility is a $20.0 million revolving loan which expires on January 2, 2000, with a one year renewable Company option. The revolving loan accrues interest at the bank's base rate minus 1/4% to 1 1/4% or LIBOR plus 3/4% to 1 3/4%, at the election of the Company. The interest rate at December 31, 1998 was 7.75% and the maximum available credit amount was $18.5 million. Such amounts could be withdrawn if an event of default as defined occurs. Also, commitment fees of 1/4% of the unused credit are charged and the loan is unsecured. Dividend payments are limited to maximum quarterly amounts of 30% to 40% of average quarterly net incomes. As of December 31, 1998, there were no borrowings against the revolver loan.

   The Company has entered into a one year renewable Letter of Credit to the benefit of an insurance company relating to workers' compensation insurance. At December 31, 1998, the amount was $1.5 million.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

   The note payable of $450,000 is an obligation of our majority owned subsidiary. The interest rate at December 31, 1998 was 8.75%. The note matures on January 1, 2003 and monthly principal payments start February 2000.

Note 7 -- Commitments and Contingencies

   The Company leases branch field offices under a number of operating leases which expire in various years through 2003. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment. These leases expire in various years through 2002. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1998:

   Year Ending December 31,
   ------------------------
     1999.......................................................... $ 7,345,267
     2000..........................................................   5,711,096
     2001..........................................................   3,071,076
     2002..........................................................      73,944
     2003..........................................................      10,160
                                                                    -----------
   Total minimum lease payments.................................... $16,211,543
                                                                    ===========

   Rental expenses under operating leases were $6,498,217, $5,789,786 and $6,053,129 in 1998, 1997 and 1996, respectively.

   The Company has employment retention contracts with certain executive officers of the Company for a two year period from the date a change in control occurs as further defined in the contracts.

Note 8 -- Litigation

   The Company is a party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defense and/or insurance coverage respecting each of these actions and does not believe their ultimate disposition will materially affect the Company's consolidated results of operations or financial position.

Note 9 -- Income Taxes

   Income tax expense is comprised of the following:

                                                         1998     1997    1996
                                                        -------  ------  ------
                                                           (in thousands)
   Federal:
     Current........................................... $11,693  $6,741  $2,948
     Deferred..........................................  (1,277)   (380)   (354)
                                                        -------  ------  ------
   State and local:
     Current...........................................   1,930   1,275   1,292
     Deferred..........................................    (262)    485    (114)
                                                        -------  ------  ------
                                                        $12,084  $8,121  $3,772
                                                        =======  ======  ======

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

   The following reconciles the "statutory" federal income tax rates to the effective income tax rates:

                                                                  1998  1997  1996
                                                                  ----  ----  ----
   Computed "expected" tax expense...............................  35%   35%   34%
   Increase (reduction) in tax expense resulting from:
     State tax, net of federal benefit...........................   8     7     5
     Non-tax deductible amortization of goodwill.................   1     5    10
   Other.........................................................   2     1    (1)
   Effective income tax rates....................................  46%   48%   48%

   The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                               1998     1997
                                                              -------  -------
                                                              (in thousands)
   Deferred tax assets:
     Discontinued operation accruals......................... $ 1,227  $   241
     Receivable allowance....................................     471      366
     Intangible assets.......................................     219      207
     Insurance benefits......................................     717      754
     Other...................................................     735      119
                                                              -------  -------
                                                                3,369    1,687
                                                              -------  -------
   Deferred tax liabilities:
     Accumulated depreciation................................    (637)    (973)
     Acquisition bases adjustment primarily intangibles......  (2,556)  (3,342)
                                                              -------  -------
                                                               (3,193)  (4,315)
                                                              -------  -------
     Net deferred tax asset (liability):                      $   176  $(2,628)
                                                              =======  =======

   Deferred tax assets (liabilities) are reflected in the consolidated balance sheets at December 31, 1998 as follows: other current assets $2,694,000 and deferred income taxes (noncurrent) $(2,518,000) and at December 31, 1997, other current assets $1,013,000 and deferred income taxes (noncurrent) $(3,641,000).

   No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.

   The principal components of the deferred tax provision in 1998 and 1997 include differences between financial and tax reporting for depreciation and amortization.

Note 10 -- Capital Stock

   Stock Split and Authorized Shares -- Effective August 22, 1997 and January 8, 1999, the Company declared two-for-one stock splits in the form of 100% stock dividends to all stockholders, which were distributed on September 5, 1997, and January 29, 1999, respectively. The stock splits resulted in additional shares of 6,923,582 shares and 14,189,982 shares of common stock, respectively, of which, 1,683 shares and 52,166 shares, respectively, were shares of Treasury Stock. All share and per share amounts have been retroactively restated for these events. On February 24, 1998, the stockholders approved a proposal to increase the authorized number of common shares from 20 million to 80 million.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

   Stock Repurchase Program -- On January 27, 1998, the Board of Directors approved a Stock Repurchase Program, which authorized management to purchase shares of the Company's common stock at prevailing market prices. During 1998, the Company purchased 97,600 shares of its common stock at an aggregate price of $954,138.

   Stockholder Rights Plan -- On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991 and further amended on July 12, 1995. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or (b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $6.00, subject to adjustment. After
(x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $6.00, also subject to adjustment. The rights may be redeemed for $.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights will expire on March 16, 2000, unless sooner redeemed.

   Stock Purchase Plan -- In 1993, the shareholders approved the 1993 Employee Stock Purchase Plan which provided for granting of purchase rights to all full-time employees, as defined, of up to 1,000,000 shares. This plan terminated on December 31, 1998. The plan provided for the purchase of shares on the date one year from the grant date. During the year after the grant date, up to 10% of an employee's compensation was withheld for their purchase. An employee can cancel their purchase any time during the year, without penalty. The purchase price was 95% of the closing common stock price on the grant date. In April 1997 and April 1998, the Company distributed 66,536 shares, and 80,904 shares, respectively, under the April 1996 and April 1997 grants, and the aggregate purchase price was $300,244, and $324,248, respectively. In April 1998, the Company made a grant of approximately 71,000 shares, and the aggregate purchase price is approximately $579,000.

   Stock Awards -- The Company's Chairman and president is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1998, 1997 and 1996, awards of 5,000, 4,000 and 10,000 shares, respectively, have been granted.

   Stock Option Plan -- The Company's stockholders approved stock option plans totaling 1,200,000 and 2,000,000 shares in 1988 and 1992, respectively, and 2,000,000 and 1,200,000 shares in 1994 and 1997, respectively, which provide that options may be granted to management. Options are granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

   In May, 1997, the Company's stockholders approved the 1997 Director Stock Option Plan for 600,000 shares, which provides 100,000 options to non-employee Directors. The options were granted at market value on the date of the grant, and are exercisable in five equal annual installments beginning on the first anniversary of the date of the grant. The Company currently has five non-employee directors.

   Also in May 1997, the Company's stockholders approved the CEO Stock Option Agreement, which provides options to acquire 400,000 shares to the Chief Executive Officer, at an exercise price equal to the fair value at the date of grant. The options vest 80,000 shares annually for five years. Any unvested options will become immediately exercisable in 1999, if two performance related conditions are met: (a) the Company's earnings per share are at least $.35 for the year ended December 31, 1998, and (b) the Company's closing stock price is at least $7.50 per share for any consecutive 30 day period during the six months ended June 30, 1999. These conditions have been met.

   The following table summarizes stock option activity:

                                                    Under Option
                                      -----------------------------------------
                                         Shares                    Weighted
                                      Available for            Average Exercise
                                          Grant      Shares    Price Per Share
                                      ------------- ---------  ----------------
   Balance January 1, 1996              1,365,004   3,652,000       $2.72
     Granted........................           --          --          --
     Exercised......................           --    (300,648)       2.20
     Cancelled......................       28,200     (28,200)       2.50
                                       ----------   ---------       -----
   Balance December 31, 1996            1,393,204   3,323,152        2.77
     Authorized.....................    2,200,000          --          --
     Granted........................   (1,596,000)  1,596,000        4.17
     Exercised......................           --    (579,322)       3.03
                                       ----------   ---------       -----
   Balance December 31, 1997            1,997,204   4,339,830        3.25
     Granted........................   (1,210,800)  1,210,800       10.47
     Exercised......................           --    (416,830)       3.01
     Cancelled......................       28,850     (28,850)       5.04
                                       ----------   ---------       -----
   Balance December 31, 1998........      815,254   5,104,950       $4.97
                                       ==========   =========       =====

   The weighted average fair value per stock option granted was $5.96 for the 1998 options, $2.36 for the 1997 options, and no options were granted in 1996.
The Company estimated the fair values using the Black-Scholes option pricing model, modified for dividends and using the following assumptions:

                                          1998        1997           1996
                                      ------------- ---------  ----------------
   Expected dividend yield..........     .34%         .37%             --
   Risk-free interest rate..........    4.75%        6.13%             --
   Expected stock price volatility..   41.90%       39.01%             --
   Expected term until exercise
    (years).........................       9            9              --

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

   The Company does not record compensation expense for stock option grants. The following table summarizes results as if the Company had recorded compensation expense for the 1998, 1997, and 1996 option grants:

                                                           1998    1997   1996
                                                          ------- ------ ------
                                                              (thousands of
                                                           dollars, except per
                                                               share data)
   Net income:
     As reported......................................... $12,700 $8,770 $4,086
     Pro forma...........................................  11,552  8,066  3,864
   Basic earnings per share:
     As reported......................................... $   .45 $  .32 $  .15
     Pro forma........................................... $   .41 $  .29 $  .14
   Diluted earnings per share:
     As reported......................................... $   .43 $  .31 $  .15
     Pro forma........................................... $   .39 $  .28 $  .14
                                                          ======= ====== ======

   The pro forma effects on net income and earnings per share for 1998, 1997, and 1996 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

   The following table summarizes information concerning options outstanding at December 31, 1998:

                 Options Outstanding                       Options Exercisable
 ------------------------------------------------------   -----------------------
                                  Weighted
                                  Average      Weighted                 Weighted
                    Number       Remaining     Average      Number      Average
    Range of      Outstanding   Contractual    Exercise   Exercisable   Exercise
 Exercise Prices  at 12/31/98   Term (Years)    Price     at 12/31/98    Price
 ---------------  -----------   ------------   --------   -----------   --------
   $1.94-$3.50     1,999,250        4.9         $ 2.49     1,272,300     $2.69
    4.06-4.22      1,913,500        7.4           4.09       317,500      3.74
    6.44-13.38     1,192,200        9.6          10.53            --        --

Note 11 -- 401K Savings and Retirement Plan

   This plan is available to all employees with at least one year of service of greater than 1,000 hours of employment, and is administered by Merrill Lynch. The Company matches up to 25% of the first 10% of employee salary contributions. The Company's payments for 1998, 1997, and 1996, were $300,000, $251,000, and $228,000, respectively.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                     September
                                                                      30, 1999
                                                                    ------------
ASSETS
Current assets:
 Cash and cash equivalents......................................... $ 40,547,401
 Accounts receivable, net..........................................   23,719,228
 Other current assets..............................................    6,626,153
                                                                    ------------
  Total current assets.............................................   70,892,782
Property, plant and equipment:
 Land and land improvements........................................      618,972
 Building..........................................................    4,497,789
 Furniture, fixtures and equipment.................................   18,216,421
 Leasehold improvements............................................      319,323
                                                                    ------------
  Total property, plant and equipment..............................   23,652,505
  Less: Accumulated depreciation and amortization..................   15,457,649
                                                                    ------------
  Net property, plant and equipment................................    8,194,856
Goodwill, net......................................................   15,912,310
Intangible assets, net.............................................    5,621,295
Other assets.......................................................      944,329
                                                                    ------------
                                                                    $101,565,572
                                                                    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Note payable...................................................... $    450,000
 Accounts payable..................................................    7,242,071
 Accrued expenses:
  Insurance benefits...............................................    1,225,138
  Salaries, wages and fees.........................................    1,221,358
  Payroll and other taxes..........................................      246,780
  Income taxes payable.............................................    2,386,658
  Discontinued operations..........................................    1,577,633
  Other............................................................    1,368,252
                                                                    ------------
  Total current liabilities........................................   15,717,890
Deferred income taxes..............................................    2,012,602
Minority interest..................................................      202,761
Commitments and contingencies
Stockholders' equity:
 Common stock, par value $.04 per share; authorized 240,000,000
  shares issued 29,180,426 in 1999.................................    1,167,217
 Additional paid-in capital........................................   37,334,444
 Retained earnings.................................................   46,103,298
                                                                    ------------
                                                                      84,604,959
 Less: Treasury stock at cost, 104,332 shares in 1999 .............      972,640
                                                                    ------------
  Total stockholders' equity.......................................   83,632,319
                                                                    ------------
                                                                    $101,565,572
                                                                    ============

     See accompanying notes to unaudited consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                         Nine months ended
                                                           September 30,
                                                     --------------------------
                                                         1999          1998
                                                     ------------  ------------
Revenues............................................ $161,241,344  $137,062,694
Cost of operations..................................  111,183,059    95,192,090
                                                     ------------  ------------
  Gross profit......................................   50,058,285    41,870,604
Selling, general and administrative expenses........   24,821,945    23,348,308
                                                     ------------  ------------
 Operating income...................................   25,236,340    18,522,296
Other income (expense):
 Interest expense...................................      (29,947)           --
 Interest income....................................      748,719       522,278
 Other..............................................      145,363      (142,667)
                                                     ------------  ------------
                                                          864,135       379,611
                                                     ------------  ------------
Income before income taxes..........................   26,100,475    18,901,907
 Income taxes.......................................   11,539,000     8,785,000
                                                     ------------  ------------
  Net income........................................ $ 14,561,475  $ 10,116,907
                                                     ============  ============
Net income per common share:
 Basic.............................................. $        .51  $        .36
 Diluted............................................ $        .48  $        .34
                                                     ============  ============
Weighted average number of shares: (1)
 Basic..............................................   28,678,459    28,095,907
 Diluted............................................   30,641,601    29,783,122

--------
(1) Adjusted to reflect a two-for-one stock split effective January 8, 1999.


     See accompanying notes to unaudited consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                          Nine months ended
                                                            September 30,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
Cash flows from operating activities:
Net income............................................ $14,561,475  $10,116,907
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.......................   3,228,746    3,697,390
  Provision for bad debt expense......................          --      360,000
  Minority interest...................................    (182,680)          --
  Deferred tax benefit................................    (505,885)    (505,885)
  Issuance of stock awards............................      64,050       38,250
  Loss on sale of fixed assets........................          --       44,924
 Change in assets and liabilities:
  Accounts receivable.................................  (6,278,378)  (1,227,378)
  Other assets........................................  (1,130,073)    (243,227)
  Accounts payable and accrued expenses...............     926,792    1,527,391
                                                       -----------  -----------
 Net cash provided by operating activities............  10,684,047   13,808,372
                                                       -----------  -----------


Cash flows from investing activities:
 Business acquisition, net of cash acquired...........    (384,197)    (765,747)
 Capital expenditures.................................  (1,197,652)  (1,067,257)
                                                       -----------  -----------
 Net cash used in investing activities................  (1,581,849)  (1,833,004)
                                                       -----------  -----------

Cash flows from financing activities:
 Issuance of long term debt...........................     100,000           --
 Principal payments on long term debt.................    (100,000)          --
 Proceeds from employee stock purchase plan...........     551,718      324,248
 Proceeds related to the exercise of stock options....   2,215,595      926,277
 Treasury stock acquired..............................          --     (954,138)
 Dividends paid.......................................  (1,074,471)    (703,296)
                                                       -----------  -----------
 Net cash provided by financing activities............   1,692,842     (406,909)
                                                       -----------  -----------
Net increase in cash and cash equivalents.............  10,795,040   11,568,459
Cash and cash equivalents at beginning of year........  29,752,361   13,159,431
                                                       -----------  -----------
Cash and cash equivalents at end of period............ $40,547,401  $24,727,890
                                                       ===========  ===========
Supplemental disclosure of cash flow information
 Cash paid during the year for:
 Interest............................................. $    29,947  $        --
 Income taxes......................................... $ 8,525,170  $ 5,284,879

     See accompanying notes to unaudited consolidated financial statements.

                      HOOPER HOLMES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1999

Note 1: Basis of Presentation

   The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

   The interim financial statements should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus.

   The results of operations for the nine month period ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

Note 2: Earnings Per Common Share

   "Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents (1,963,142 and 1,711,705 for September 30, 1999 and 1998, respectively) are shares assumed to be issued if outstanding stock options were exercised. All appropriate share and per share amounts have been restated for the January 8, 1999 stock split.

Note 3: Capital Stock

   The Company declared a two-for-one stock split in the form of a 100% stock dividend to all stockholders effective January 8, 1999.

   The net tax benefit derived from the exercise of stock options was $5.0 million for the nine months ended September 30, 1999.

Note 4: Subsequent Events

   On November 1, 1999, the Company purchased certain assets of Paramedical Services of America, Inc., (PSA), a national health information services subsidiary of Pediatric Services of America, Inc., headquartered in Atlanta, Georgia.

   The purchase price was approximately $80 million and was financed with existing cash of approximately $15 million and bank borrowings of $65 million. The acquisition will be accounted for using the purchase method of accounting. The purchase price will be assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition.

   On October 29, 1999, the Company replaced its three-year $20 million revolving loan facility and entered into a credit agreement with three banks that included a $65 million, six-year term loan, and a $35 million dollar, three-year revolving loan. The loans bear interest at rates up to prime plus 1/4% or Libor plus 1 3/4%, depending on the Company's Consolidated Funded Debt to EBITDA Ratio (as such term is defined in the loan agreement). Interest payments only are due against the term loan for the first eighteen months. On November 1, 1999, in conjunction with the PSA acquisition, the Company borrowed the entire amount of the term loan. There are no borrowings against the revolver loan.

                    This page contains the following photos:

1. An examiner performing an examination with the caption: "With the acquisition of PSA, our Portamedic examiners perform over 300,000 examinations per month."

2. An employee working in the laboratory with the caption: "Heritage Labs was acquired in 1998 to better serve our customers in testing blood, saliva and urine samples."

3. A stethoscope with no caption.

4. An employee wearing headphones sitting at a computer terminal with the caption: "Customer service centers support customer needs, assist in document completion and secure records."

5. A laptop computer showing a page from our Web site with the caption: "Our Portamedic Web site allows Internet ordering and information exchange."

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  11
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Selected Consolidated Financial and Operating Data.......................  14
Unaudited Pro Forma Condensed Consolidated Financial Information.........  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Industry Background......................................................  27
Business.................................................................  29
Directors and Executive Officers.........................................  36
Principal and Selling Stockholders.......................................  38
Description of the Senior Credit Facility................................  40
Underwriting.............................................................  41
Legal Matters............................................................  43
Experts..................................................................  43
Forward Looking Statements...............................................  43
Where You Can Find More Information......................................  44
Information Incorporated by Reference....................................  45
Index to Financial Statements ........................................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 Shares


                           [LOGO] HOOPER HOLMES(TM)

                                 Common Stock


                               ----------------
                                  PROSPECTUS

                               ----------------


                           A.G. Edwards & Sons, Inc.

                             Dain Rauscher Wessels

                         The Robinson-Humphrey Company

                                   SG Cowen


                                       , 2000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      Registration fee................................................. $21,006
      NASD filing fee..................................................   8,457
      Legal fees.......................................................     *
      Accounting fees..................................................     *
      Printing.........................................................     *
      Selling Stockholder Expenses.....................................     *
      Miscellaneous....................................................     *
                                                                        -------
        Total.......................................................... $   *
                                                                        =======

--------
* To be completed by amendment

Item 15. Indemnification of Directors and Officers

   Sections 722 and 723 of the General Business Corporation Law of the State of New York grant corporations the power to indemnify their directors and officers in accordance with the provisions therein set forth.

   Article X of the by-laws of the registrant provides as follows:

                                Indemnification

   The Corporation shall (a) indemnify any person made a party to an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, and/or with any appeal therein, and (b) indemnify any person made, or threatened to be made, a party to any action or proceeding, other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or served any other corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity at the request of the Corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, in each case to the fullest extent permissible under Sections 721 through 726 of the New York Business Corporation Law or the indemnification provisions of any successor statute.

   The Company has entered into indemnity agreements with certain of its executive officers and directors. Each such Indemnity Agreement provides for indemnification except as otherwise provided by New York law, against (i) in the case of third party Proceedings (as defined in the Agreements), all Expenses (as defined in such Agreements, and including attorneys fees), judgments, fines and penalties actually and reasonably incurred in connection with the defense or settlement of a Proceeding, and (ii) in the case of a Proceeding by or in the right of the Company, amounts paid in settlement and all Expenses actually and reasonably incurred in connection with the defense or settlement of a Proceeding, in either case on account of service as an officer or director of the Company, or, at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (as defined in the Agreements). The Company's obligations under each Agreement continue in force even though the officer and/or director may have ceased to be an officer or director and inure to the benefit of the heirs and personal representatives of the officer and/or director. However, the Agreements provide that such officer and/or director is not entitled to indemnity unless (i) with respect to third party Proceedings, the officer and/or director acted in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful, and (ii) with respect to Proceedings by or in the right of the Company, the officer and/or director acted in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Company, except that in no case shall indemnification be made in this case in respect of (1) a threatened action or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought (or, if no action was brought, any court of competent jurisdiction) determines upon application that, in view of all the circumstances of the case, the officer and/or director is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. In any case, to the extent an officer and/or director is successful on the merits or otherwise in the defense of any Proceeding or in the defense of any claim, issue or matter therein (including the dismissal of an action without prejudice) shall be indemnified against all Expenses incurred in connection therewith.

Item 16. Exhibits

  1.1 Underwriting Agreement*
  2.1 Asset Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on September 17, 1999)
  2.2 Amendment to Asset Purchase Agreement (incorporated by reference to
      Exhibit 2.2 of the Company's Current Report on Form 8-K filed on November
      12, 1999)
  4.1 Amended and Restated Revolving Credit and Term Loan Agreement
      (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended September 30, 1999)
  5.1 Opinion of Steptoe & Johnson LLP*
 23.1 Consent of Steptoe & Johnson LLP (included in Exhibit 5.1).
 23.2 Consent of KPMG LLP
 23.3 Consent of Ernst & Young LLP
 24.1 Powers of Attorney (contained on the signature page)

--------
* To be filed by amendment.

Item 17. Undertakings

   The undersigned registrant hereby undertakes that:

     1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

     2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     3. For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 Indemnification

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Basking Ridge, state of New Jersey, on January 14, 2000.

                                             Hooper Holmes, Inc.

                                                   /s/ James M. McNamee
                                             By: ______________________________
                                                      James M. McNamee
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below hereby constitutes and appoints James M. McNamee and Robert William Jewett, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him in his name, place and stead, in any and all capacities, to sign any amendments to this Registration Statement, and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and all documents in connection therewith with the Securities and Exchange Commission under the Securities Act of 1933, grants to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, and hereby ratifies, approves and confirms all that each of such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                 Signature                            Title                  Date
                 ---------                            -----                  ----

           /s/ James M. McNamee             Chairman of the Board,     January 14, 2000
___________________________________________  President and Chief
             James M. McNamee                Executive Officer

               /s/ Fred Lash                Senior Vice President,     January 14, 2000
___________________________________________  Chief Accounting and
                 Fred Lash                   Financial Officer

            /s/ G. Earle Wight              Senior Vice President and  January 14, 2000
___________________________________________  Director
              G. Earle Wight

          /s/ Benjamin A. Currier           Director                   January 14, 2000
___________________________________________
            Benjamin A. Currier

             /s/ John E. Nolan              Director                   January 14, 2000
___________________________________________
               John E. Nolan

                                            Director
___________________________________________
            Kenneth R. Rossano

          /s/ Quentin J. Kennedy            Director                   January 14, 2000
___________________________________________
            Quentin J. Kennedy

                                            Director
___________________________________________
            Elaine L. Rigolosi

                                 EXHIBIT INDEX

 Exhibit
 Number                      Description of Exhibit                       Page
 -------                     ----------------------                       ----
  1.1    Underwriting Agreement*
  2.1    Asset Purchase Agreement (incorporated by reference to Exhibit
         99.2 of the Company's Current Report on Form 8-K filed on
         September 17, 1999)
  2.2    Amendment to Asset Purchase Agreement (incorporated by
         reference to Exhibit 2.2 of the Company's Current Report on
         Form 8-K filed on November 12, 1999)
  4.1    Amended and Restated Revolving Credit and Term Loan Agreement
         (incorporated by reference to Exhibit 10.1 of the Company's
         Form 10-Q for the quarter ended September 30, 1999)
  5.1    Opinion of Steptoe & Johnson LLP*
 23.1    Consent of Steptoe & Johnson LLP (included in Exhibit 5.1)
 23.2    Consent of KPMG LLP
 23.3    Consent of Ernst & Young LLP
 24.1    Powers of Attorney (included on signature page)

--------
* To be filed by amendment.